Exhibit 99.2

Important message to any person who is not an addressee of this report

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MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

AS AT MARCH 31, 2010

May 28, 2010

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR AS AT MARCH 31, 2010

(i)

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR AS AT MARCH 31, 2010

APPENDICES

SCOPE OF OUR REVIEW	A
INDUSTRY OVERVIEW	B
ECONOMIC OVERVIEW	C
VALUATION APPROACHES AND METHODOLOGIES	D
GLOSSARY OF TERMS FROM THE DRAFT PROXY CIRCULAR	E

SCHEDULES

Valuation Summary	1
Cost Approach – Magna E-Car Systems	2
Cost Approach – Magna Electronics EV/HEV	3
Market Approach	4
Workforce Valuation	5
Somewhat Comparable Public Companies – Trading Multiples	6
Comparable Company Descriptions	7

(ii)

Private and Confidential

May 28, 2010

Michael D. Harris, Chairman

Special Committee

Magna International Inc.

337 Magna Dr.

Aurora, Ontario L4G 7K1

Dear Mr. Harris:

Subject: Estimate of the Fair Market Value of Magna E-Car as at March 31, 2010

EXECUTIVE SUMMARY AND CONCLUSION

1.	We have been engaged by a special committee of independent directors (“the “Committee”) of Magna International Inc. (“Magna”) to provide an estimate of the fair market value of Magna E-Car (or the “Business”) as at March 31, 2010 (“the “Valuation Date”) (the “Report”). For the purpose of this Report, we define Magna E-Car as being comprised of:

•	The Magna E-Car Systems Group (“Magna E-Car Systems”); and

•

The components operations within Magna Electronics and Magna Steyr focussing primarily on the electrification of vehicles in North America (“Magna NA EV/HEV”) and Europe (“Magna EU EV/HEV”). Collectively, these operations are referred to herein as “Magna Electronics EV/HEV”.

2.	We note that any terms used in our Report that have not been defined herein shall have meanings as set out in the Draft Proxy Circular, an extract of which is attached as Appendix E.

3.

We understand that as at or around the Valuation Date, the Committee is considering a proposal to reorganize Magna’s electric vehicle operations by creating a joint venture between affiliates of Magna and an entity associated with Mr. Frank Stronach, Chairman of the Board of Directors for Magna (the “Stronach Trust”) (the “Reorganization”). The

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Magna International Inc.

May 28, 2010

proposed joint venture would be structured as a limited partnership (“the E-Car Partnership”). Magna would indirectly invest $220 million for a 73.33% interest in E-Car Partnership through the transfer of assets of Magna E-Car and the balance in cash. The Stronach Trust would indirectly invest $80 million in cash for a 26.67% interest and would have effective control over the E-Car Partnership. We understand that the Reorganization is part of a larger proposal being considered by the Committee that also includes a proposal to (i) reorganize Magna’s share capital pursuant to which Magna’s dual class share structure would be collapsed, resulting in a single class of common shares (“Class A Shares”), which would be carried out by, among other things, Magna repurchasing for cancellation its outstanding class B multi-voting shares (“Class B Shares”), beneficially owned in their entirety by the Stronach Trust, in consideration for a combination of Class A Shares and cash, and (ii) make certain amendments to the consulting, business development and business services agreements between Magna (including certain of its subsidiaries) and Mr. Stronach or certain entities controlled by him. The proposal referred to in this paragraph is referred to herein as the “Proposal”.

4.	We understand this valuation is required by and will be used by the Committee as one factor amongst others in connection with determining whether to proceed with the Reorganization and the Proposal and, if so, an appropriate price at which to carry out the Reorganization. This Report may be shared with the advisors to the Committee, the board of directors and applicable regulatory and tax authorities having jurisdiction over Magna, providing it is kept confidential and will be not be used for any other purpose unless required by law.

5.	As discussed in more detail in the Report, our valuation approach for Magna E-Car has involved:

•

The Cost Approach as the primary approach, which considers costs incurred in relation to Magna E-Car from its inception to the Valuation Date, for which a potential investor would be willing to pay; and

•

The Market Approach as a secondary approach and reasonableness check, which considers the application of observable multiples of somewhat comparable publicly traded companies operating in the hybrid-electric vehicle and electric vehicle industry, and also the precedent transaction multiple in Magna Electronics’ acquisition of BluWav in 2008 (which will be discussed further herein).

6.	As discussed in more detail throughout this Report, the key factors applicable to our estimate of fair market value are:

•	Magna E-Car is substantially in the start-up or early-stage phase, as at the Valuation Date;

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Magna International Inc.

May 28, 2010

•	Its known contracts and the extent of any intellectual property;

•	The strengths, opportunities, risks, and challenges facing Magna E-Car and the electric vehicle industry in general;

•	Our observations on the applicability and relevance of Magna E-Car’s financial forecasts for the purpose of our valuation;

•	Composition of Magna E-Car’s assets; and

•

Multiples for somewhat comparable publicly traded companies and for the precedent transaction involving BluWav, with consideration of their differences from Magna E-Car, such as life cycle and nature of business, among others.

7.	Based on the scope of our review, our assumptions, and subject to our restrictions and qualifications set out in the balance of this Report, our estimate of the fair market value range of Magna E-Car is listed in the table below. As valuation is not a precise science, the conclusions arrived at, in many cases, will, of necessity, be subjective and dependent on the exercise of individual judgment. There is, therefore, no indisputable single value and we normally express valuation conclusions as falling within a range. Please note that all references to currency in this report are expressed in U.S. dollars (“$” or “US$”), unless otherwise indicated.

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

(US$, 000’s)		FAIR MARKET VALUE
	Reference	LOW	MIDPOINT	HIGH
Primary Cost Approach
Magna E-Car Systems	Schedule 2	35,000	39,000	43,000
Magna Electronics EV/HEV	Schedule 3	28,000	31,000	34,000
Magna E-Car Workforce	Schedule 5	3,000	3,000	3,000
		66,000	73,000	80,000
Secondary Market Approach
Total Assets	Schedule 3	72,000	92,000	112,000
Invested Capital	Schedule 3	30,000	68,000	107,000

Estimate of fair market value as at March 31, 2010		65,000	75,000	85,000

Add: Magna E-Car spending from April 1, 2010 to the Effective Date (dollar for dollar)		XX	XX	XX

Estimate of fair market value at the Effective Date		XX	XX	XX

8.	We note that as this Report has been prepared as at the Valuation Date, and therefore will neither reflect the fair market value at the Effective Date nor consider any additional spending made by Magna E-Car between the Valuation Date and the Effective Date. We note that if these amounts were to be considered, they should be on a dollar-for-dollar basis consistent with our understanding in the Draft Proxy Circular, and should be reduced for net any tax benefit to Magna prior to the Effective Date. Further unanticipated events may occur that could impact value.

INTRODUCTION

9.	As noted, we have been engaged to provide an estimate of the fair market value of Magna E-Car as at March 31, 2010.

10.	We understand that Magna E-Car operates in the electric vehicle industry.

•

Magna E-Car Systems’ role within Magna was expected to be a general contractor and customer-facing arm focussing on electric and hybrid-electric vehicle programs globally, with an ability to lead and coordinate activities to acquire and execute new programs for electric vehicles (“EV”) and hybrid-electric vehicles (“HEV”). Its

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Magna International Inc.

May 28, 2010

services include integrating components and systems, developing and engineering complete vehicle solutions, and providing turnkey programs.

•	Our understanding is that Magna Electronics EV/HEV has historically performed research, development, engineering, and manufacturing of components related to electric and hybrid-electric vehicles.

11.	We understand that the principal business of the E-Car Partnership will consist of:

•	Designing, engineering, developing, and integrating electric and hybrid-electric vehicles of any type (including passenger cars, vans, trucks, golf carts, and bicycles);

•	Developing, testing, and manufacturing batteries and battery packs for electric and hybrid-electric vehicles; and

•

Performing all ancillary activities in connection with electric vehicles technologies, including the design, manufacture, and sale of systems, components, and modules (including range extenders) for electric and hybrid-electric vehicles.

12.	We understand that, with our prior written approval not to be unreasonably withheld or delayed, Magna’s filings under applicable securities laws may include references that PricewaterhouseCoopers LLP was consulted as a financial advisor by the Committee and that the Committee received advice from PricewaterhouseCoopers LLP in connection with the Committee’s evaluation of the Reorganization.

13.	All references to currency in this report are expressed in U.S. dollars (“$” or “US$”), unless otherwise indicated.

FAIR MARKET VALUE

14.	For the purposes of this estimate of value, we have used the concept of Fair Market Value, which is defined as “the highest price available in an open and unrestricted market between informed, prudent parties acting at arm’s length and under no compulsion to act, expressed in terms of money or money’s worth”.

15.

Fair market value represents the intrinsic value of an asset or share based on an underlying perception of its true value including all aspects of the business, in terms of both tangible and intangible factors. Price reflects the final negotiated terms with respect to the purchase and sale of an asset or share. Price may differ from fair market value arrived at in a notional context as a result of a variety of factors, including type of consideration paid (i.e. cash versus shares), timing of receipt of consideration (i.e. current

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Magna International Inc.

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versus deferred), extremely volatile markets, different knowledge or information levels and unequal bargaining positions of the vendor and purchaser.

16.	The actual market price achieved may be higher or lower than our estimate of fair market value, depending upon the circumstances of the transaction (for example the competitive bidding environment) or the nature of the business (for example the purchaser’s perception of potential synergies). The knowledge, negotiating ability and “motivation” of the buyers and sellers and the applicability of a discount or premium for control will also affect the actual market price achieved. Accordingly, our valuation conclusion will not necessarily be the price at which any transaction proceeds. The final transaction price is something on which the parties themselves have to agree.

RESTRICTIONS AND QUALIFICATIONS

17.	This Report is not to be used for any purpose other than that stated and it is not intended for general circulation, nor is it to be published in whole or in part, without our prior written consent. We do not accept responsibility for any losses arising from unauthorized or improper use of this Report.

18.	Due to the highly confidential nature of certain of the information (“Confidential Information”) provided to PricewaterhouseCoopers LLP for the purposes of the preparation of the estimate of the fair market value of Magna E-Car, PricewaterhouseCoopers LLP (“PwC”) has been requested by Magna to redact such Confidential Information in the Report. Disclosure of the Confidential Information could be potentially detrimental to Magna. PricewaterhouseCoopers LLP notes, however, that we have considered such Confidential Information in arriving at our conclusions.

19.	In view of the nature of this assignment, we have not been able to expose Magna E-Car to the marketplace at the Valuation Date to determine whether there are any potential buyers who, for their own unique reasons (e.g. specific perceived synergies), might be prepared to entertain values other than that determined by us herein. We have not received any information that would allow us to quantify any potential synergies that may be realized.

20.	We have relied upon the completeness, accuracy and fair presentation of all the financial information, data, advice, opinion or representations obtained from public sources and Magna’s management except for Mr. Frank Stronach (“Management”) (collectively, the “Information”), which is detailed under the Scope of Our Review section. We have not conducted any audit or review of the financial affairs of Magna or Magna E-Car, nor have we sought external verification of the information provided to us by Management or that which was extracted from public sources. We accept no responsibility or liability for any losses occasioned by any party as a result of our reliance on the financial and non-financial information that was provided to us or that we have obtained from third parties.

21.	Our Report must be considered in its entirety by the reader, as selecting and relying on only specific portions of the analyses or factors considered by us, without considering all factors and analyses together, could create a misleading view of the processes underlying this valuation and the conclusions therefrom. The preparation of a valuation is a complex process and it is not appropriate to extract partial analyses or make summary descriptions. Any attempt to do so could lead to undue emphasis on a particular factor or analysis.

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Magna International Inc.

May 28, 2010

22.	In preparing our Report, we have considered the views of Management regarding future events with respect to Magna E-Car, the electric vehicle market, and economy in which it operates, which, by their nature, cannot be fully substantiated and will likely not occur exactly as forecast. By its nature, the budgeted and forecast information provided by Management may not occur as projected and unanticipated events and circumstances may occur that may materially alter our analyses and conclusions. We have not undertaken any review of whether the future oriented data provided comply with existing standards, such as those issued by the Canadian Institute of Chartered Accountants (“CICA”), the American Institute of Certified Public Accountants (“AICPA”) or any other accounting body.

23.	In preparing this Report, we have relied upon representations made by senior officers of Magna and Magna E-Car which, among other things, provide that:

(a)	Unless disclosed to us in writing, the Information does not omit any material fact in respect of Magna or Magna E-Car;

(b)	Any of the Information provided orally or in writing to us by Management is complete, true and correct in all material respects and does not contain any untrue statement of material impact in respect of Magna or Magna E-Car;

(c)	Since the Information was provided to us, unless disclosed to us in writing, no material changes occurred in the Information which would have, or which would reasonably be expected to have, a material effect on our conclusions; and

(d)	The forecasts provided by Management are considered the best view of future operating results of Magna E-Car at the Valuation Date.

24.	In accordance with the terms of our engagement, our analysis was performed as at the Valuation Date. It must be recognized that fair market value changes from time to time, not only as a result of internal factors, but also because of external factors such as changes in the economy, competition and changes in interest rates.

25.	Our Report is prepared as an estimate of value and does not constitute a comprehensive valuation which would require significantly more time and cost to complete. Accordingly, our scope of review is limited by the nature of our Report and our conclusion may have been different had we prepared a comprehensive valuation report.

26.	We reserve the right (but will be under no obligation) to make revisions to this Report should we be made aware of facts existing at the Valuation Date, which were not known to us when we prepared this Report.

27.	We note that as this Report has been prepared as at the Valuation Date, it does not consider any additional spending made by Magna E-Car or Magna between the Valuation

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Magna International Inc.

May 28, 2010

Date and the Effective Date (if the Reorganization is complete). In addition, there may be other factors arising within this period which may or may not have an impact on our value conclusion. Further work on and consideration of such factors will be necessary to adjust/update this Report to the Effective Date.

28.	We understand, based on discussions with Management, that there are no environmental issues (and associated costs) relating to the respective operations that may impact the fair market value of Magna E-Car. We have not performed any procedures in this regard.

29.	Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest.

30.	The individuals that prepared the Report did so to the best of their knowledge, acting independently and objectively.

31.	PwC’s compensation is not contingent on our conclusions or on any action or event resulting from the use of the Report.

32.	This Report has been prepared in conformity with the Practice Standards of the Canadian Institute of Chartered Business Valuators.

SCOPE OF OUR REVIEW

33.	In preparing this Report, we reviewed and relied upon the financial documentation and other information set out at Appendix A.

34.	In addition, we have received a letter of representation from Management, who read our Report and confirmed, among other matters, the factual accuracy of our Report and the inclusion of all material facts and assumptions.

MAJOR ASSUMPTIONS

35.	In preparing this Report, we made the following assumptions (in addition to those set out throughout the Report, attached appendices and schedules):

(a)	This Report is based on the latest financial and operational information available as at the Valuation Date;

(b)	The projections for Magna E-Car for the fiscal years ended December 31, 2010 through December 31, 2014 provided by Management accurately reflect

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Magna International Inc.

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Management’s best estimate of the future operating performance of Magna E-Car at the Valuation Date, subject to our comments later in this Report;

(c)	The final Reorganization documents will not differ materially from what has been described to us;

(d)	All costs relating to the Magna E-Car operations from inception to the Valuation Date have been captured accurately in the balance sheets provided to us by Management and there are no other material assets other than those set out in Schedules 2 and 3;

(e)	Purchase and supply arrangements and relationships between Magna, Magna E-Car, and related entities are at market terms and will continue in force at substantially the same terms, except as may be disclosed herein;

(f)	Other transactions between related parties and the Business are currently and have historically been recorded at market rates;

(g)	Magna’s accounting systems and any reports that are produced or printed from it can be relied upon for the purposes of this Report;

(h)	Cash flows associated with the U.S. Department of Energy and Canadian federal and provincial governmental grants and loans have not been included in Management’s projections;

(i)	Magna E-Car has not yet proven that it has developed any know-how with respect to making use of the * technology and/or to producing the batteries, as it has not yet received its cell manufacturing equipment;

(j)	There are no major contracts that have been or are expected to be signed between the Valuation Date and the Effective Date except for a Sourcing Agreement on May 25, 2010 with * to provide motors, inverters, and other power electronics components. This contract is different from the * contract described later herein that relates to the assembly of battery packs for * ;

(k)	There are no verbal contracts or otherwise with respect to material new business;

(l)	The E-Car Partnership has no legal or contractual right to use the Magna logo and related trademarks;

(m)	The leases for the two industrial properties used by Magna Electronics EV/HEV are at market rates;

(n)	All employees transferred to the E-Car Partnership are required to support the E-Car Partnership as a going concern such that there is no current intent to terminate any transferred employees;

*  Confidential Treatment Requested

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Magna International Inc.

May 28, 2010

(o)	All liabilities shown in balance sheets provided to us represent valid legal liabilities as at the Valuation Date;

(p)	All commitments, except as noted herein (e.g. severance costs) made by Magna that relate to Magna E-Car will be transferred to the E-Car Partnership as part of the Reorganization;

(q)	There are no material unrecorded liabilities, nor any material outstanding litigation matters or other contingencies, except as noted herein;

(r)	There are no redundant assets, unless otherwise stated;

(s)	There are no restrictions on transfer of ownership that could limit or reduce the values otherwise determined;

(t)	Same or similar Management will continue to operate Magna E-Car for the foreseeable future except as noted herein;

(u)	No responsibility is assumed for matters of a legal nature. No investigation has been made of the title to or any liabilities against the property used in the business. We have assumed that the owner’s claim is valid, the property rights are good and marketable, and there are no encumbrances that cannot be cleared through normal processes;

(v)	We have assumed responsible ownership and that all required licences, costs, or other legislative or administrative authority from any applicable government or private entity organization either have been or can be obtained or renewed for any use that is relevant for this analysis; and

36.	Amendment of any of these assumptions could materially impact our conclusion reached herein.

BACKGROUND

Magna International Inc.

37.	Magna International Inc. is a diversified automobile supplier and is publicly traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE). Magna designs, develops, and manufactures automotive systems, assemblies, modules, and components. Magna also engineers and assembles complete vehicles which are primarily sold to original equipment manufacturers (“OEM”) of cars and light trucks.

38.	Magna is currently divided into eleven divisions for operational reasons. The eleven divisions are Magna E-Car Systems, Body & Chassis Systems, Closure Systems, Visions

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Magna International Inc.

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Systems, Exterior Systems, Interior Systems, Seating Systems, Electronic Systems, Powertrain Systems, Complete Vehicle Engineering and Assembly and Roof Systems.

39.	Magna has publicly stated that it perceives an opportunity in the electric vehicle space and envisions its Magna E-Car business to be “the worldwide leading partner for engineering, integration and production of innovative solutions for future mobility with regards to hybrid-electric vehicles and electric vehicles. Going forward, we understand that Magna would like to become a main player in the field of HEVs and EVs by focussing on components and modules, systems, and overall vehicles.

Hybrid-Electric Vehicles and Electric Vehicles

40.	The difference between EVs and HEVs is that EVs run solely on an electric battery, whereas HEVs run on both an electric battery and a gasoline engine. Both of these vehicles allow for greater fuel efficiency and lower emissions than the traditional combustion engine vehicle.

41.	The cost of an EV or HEV is higher than the traditional combustion engine vehicle, due to the cost of the batteries used to power the vehicle and the lower unit volume base upon which to amortize development costs. These factors, along with shorter driving distances compared to combustion engine vehicles, have restricted consumer demand for EVs and HEVs to date.

Proposed Magna E-Car Partnership Structure

42.	In view of the need to research and develop new technologies, and build expertise in engineering and know-how required to produce HEVs and EVs, Magna has proposed to transfer its current Magna E-Car operations to a partnership that would dedicate efforts towards developing and growing an electric vehicle business. Based on our understanding of Management’s proposed Magna E-Car reorganization, the E-Car Partnership would allow it to better accomplish the following activities:

•	Monitoring industry trends in electric vehicles and identifying potential long-term business opportunities for Magna such that funding can be made years in advance of potential returns;

•	Recruiting key management members and technical experts;

•	Identifying and evaluating alternative technologies;

•	Seeking and negotiating strategic alliances with technology partners;

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Magna International Inc.

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•	Negotiating and securing long-term supply arrangements for raw materials; and

•	Pursuing government funding.

43.	Our understanding of the principal business of the E-Car Partnership is noted earlier in our Introduction section.

44.	The limited partner of the E-Car Partnership will be Magna E-Car Systems LP Holdings Inc. (“Magna LP”), and the general partners will Magna E-Car Systems GP Holdings Inc. (“Magna GP”) and Magna Vita Inc., a corporation indirectly owned by the Stronach Trust (“Stronach GP”). There would be initial capital contributions or commitments of $80 million in cash by Stronach GP and $220 million in cash or kind by Magna GP and Magna LP;

45.	The initial contribution will entitle Stronach GP to 80,000 general partnership units (“GP Units”), and Magna GP and Magna LP to a combination of 220,000 GP Units and limited partnership units (“LP Units”). The $220 million will be effectively satisfied in part by the transfer of the purchased assets of Magna E-Car to the E-Car Partnership, with the balance to be satisfied in cash;

46.	Both GP and LP Units will participate equally per unit in respect to distributions; and the E-Car Partnership will be managed by a committee (the “Management Committee”) which will consist of three representatives appointed by the Managing Partner (Stronach GP) and two representatives appointed by Magna GP. Specifically, the Managing Partner shall be entitled to appoint three members, including the chairman, to the Management Committee. As a result, Stronach GP will have effective control over the E-Car Partnership. However, certain matters will require the consent of at least one Magna GP appointee on the Management Committee;

47.	In exchange for GP Units and LP Units to be issued to Magna GP and Magna LP respectively, Magna will effectively sell or transfer to the E-Car Partnership all the EV/HEV-related assets of Magna E-Car, including:

•

Certain supply agreements with OEM customers, including those with, * , and Ford (subject to Magna’s retention of certain rights and obligations to recover and to fund engineering, research and development, and tooling costs);

•

Tooling, equipment, and other fixed assets that are owned or committed to be acquired by Magna E-Car Systems, as well as those held by Magna Electronics EV/HEV in respect of components (including motors, chargers, inverters and vehicle control units) that are to be used primarily for HEVs and EVs;

*  Confidential Treatment Requested

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Magna International Inc.

May 28, 2010

•

Patents, know-how, trade secrets and all other intellectual property rights (“IP Rights”) owned or licensed by Magna E-Car Systems, as well as those owned or licensed by Magna Electronics EV/HEV and Magna Steyr in respect of applications designed primarily for HEVs and EVs;

•	Real estate owned and used by Magna E-Car Systems, as well as two leased industrial properties used by Magna Electronics EV/HEV;

•	All applications for loans and grants from federal, provincial, and local government authorities (discussed further below); and

•	All customer purchase orders and supply agreements awarded to Magna E-Car Systems and Magna Electronics EV/HEV relating to products used primarily in HEVs and EVs.

48.	Based on Management’s representation, Magna and the E-Car Partnership will enter into a Cooperation Agreement as part of the proposed Reorganization which will contain terms over the use of intellectual property, preferred supplier arrangements, support services, and the Ford Contract (as discussed later). An overview of certain key terms of this Cooperation Agreement is set out below.

49.	A non-exclusive and royalty-free license will be provided to Magna under the proposed Reorganization to retain the right to use all IP Rights transferred to the E-Car Partnership. This right does not extend to future developments of the IP Rights by the E-Car Partnership.

50.	We understand from Management that the E-Car Partnership will have non-exclusive and royalty-free rights to use existing IP Rights (owned by Magna) that are not being transferred into the E-Car Partnership as long as it is required for the principal business of Magna E-Car. Based on Management’s representation, the E-Car Partnership’s rights are limited to retained IP Rights owned by Magna Powertrain that relate to applications designed primarily for EVs and HEVs. For greater clarity, there will be no IP Rights provided to the E-Car Partnership that will relate to Magna’s components and other businesses that are not involved with the electrification of vehicles.

51.	Magna will also transfer certain employees to the E-Car Partnership as discussed more fully below.

52.

There will be no obligation on the part of any party to provide any future funding or financial assistance over and above the initial contribution. In the event of any future equity issue, each partner will have a pre-emptive right to maintain its proportionate

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Magna International Inc.

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ownership interest. The E-Car Management Committee will have sole discretion over the amount and terms of any debt financing.

53.	The E-Car Partnership Agreement will include a corporate constitution that will contain certain elements similar to the amended Corporate Constitution that will be adopted by Magna if the Proposal is approved. We understand that one of the clauses in the constitution will prohibit the E-Car Partnership from making investments that are unrelated to its principal business if the aggregate of all such investments would exceed 20% of the E-Car Partnership’s capital.

54.	Under a preferred supplier arrangement found in the Cooperation Agreement, Magna’s auto parts business will be given preferential selection by the E-Car Partnership over other potential suppliers to supply products to the E-Car Partnership as long as Magna offers the same or more competitive terms and owns a 10% minimum percentage of the E-Car Partnership.

55.	Consistent with other business units in Magna, Magna will charge the E-Car Partnership a reasonable cost allocation for any support services Magna provides to the E-Car Partnership. Pursuant to the Cooperation Agreement, Magna will be obligated to offer support services to the E-Car Partnership as long as Magna retains an indirect 10% interest in the E-Car Partnership, but will not charge any affiliation or management fees.

56.	There will be no restrictions on either of the initial owners of the E-Car Partnership from engaging in activities that may compete with the E-Car Partnership, including the current or future manufacturing of EV-related components by one of Magna’s other operating groups. At or around the Valuation Date, we understand that Magna intends to coordinate any future EV or HEV-related activities with those of the E-Car Partnership and does not intend to duplicate efforts or costs on activities that would compete directly with the E-Car Partnership. Further, Management has indicated that both Magna and the Stronach Group have confirmed that neither presently has any intention of competing with Magna’s traditional OEM customers through the E-Car Partnership or otherwise.

Magna E-Car Systems – Nature of Operations

57.	Magna E-Car Systems operates in both North America and Europe, and in each geography, its operations are split into three business units, namely Cells & Batteries, Customer Programs, and Systems/Modules (Research and Development). What follows is an overview of each business unit based on our review of the Information.

58.

It is important to note that Magna E-Car Systems is in a start-up or early stage phase of operations; it is not yet generating and is not expecting to generate economic returns on its assets for the foreseeable future. While Magna E-Car Systems has been operating for

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Magna International Inc.

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approximately three years, operations to date have been primarily focused on research and development, and engineering activities.

59.	We understand that the Cell & Batteries business unit will eventually offer three types of battery packs in their portfolio: * Management indicated that the formulation used to manufacture the * is licensed from * (a third-party * researcher and developer of battery technology at the time of the agreement), and the formulations used for the * will be supplied by other manufacturers. If Magna E-Car Systems succeeds, it intends to use those new formulations across all three types of battery packs.

60.	The Customer Programs business unit provides overall system design and integration capabilities, including production and delivery of components, systems, and complete vehicles to OEM customers worldwide; effectively operating like a general contractor. Historically, Magna E-Car Systems sourced all of the components of its EVs from other Magna divisions or third-parties. We understand that with the potential exception of battery cells and packs that this will continue in the future.

61.	The Systems/Modules business unit focuses primarily on research and development in three core technical areas: Vehicle Concepts; Energy Management; and Technical Lead. Vehicle Concepts focuses on the development of system architecture and functionality, propulsion systems, range extender, and auxiliaries. Energy Management develops thermal management, infrastructure, and operating strategies. Technical Lead conducts feasibility studies, mobility and vehicle concepts, and concept analysis.

Magna Electronics EV/HEV – Nature of Operations

62.	Magna Electronics EV/HEV is currently a part of Magna Electronics. Magna Electronics has approximately 3,000 employees and a worldwide presence as it operates in both North America and Europe with eleven manufacturing operations, thirteen product development and engineering sites, and nine sales offices. Within each geography, its operations are split into two business units, namely Driver Assistance and Safety Systems (“DAS”) and EV/HEV. What follows is an overview of Magna Electronics EV/HEV based on our review of the Information. It is our understanding that the DAS business unit will remain with Magna, and is therefore outside the scope of our Report and not addressed herein.

63.	We understand that Magna Electronics EV/HEV carries on the business of designing, researching, developing, and manufacturing components primarily associated with the

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electrification of vehicles, such as motors, inverters, converters, chargers, and vehicle control modules/units.

Magna NA EV/HEV

64.	Management has indicated that the Magna NA EV/HEV operations were primarily formed as a result of the acquisition of BluWav Systems LLC (“BluWav”) by Magna Electronics Inc. (“Magna Electronics”) in October 2008. BluWav was a company based in Rochester Hills, Michigan, that designed, developed, and supplied electric propulsion and energy management systems for HEVs, EVs, and plug-in hybrid-electric vehicles (“PHEV”), as well as for commercial, military, industrial, and recreational applications. BluWav was not involved in the manufacturing of components and modules as this was outsourced to contract manufacturers.

65.	At the time of acquisition, BluWav had built and patented proprietary electric propulsion know-how which it had begun deploying in its product solutions for clients. Some of the products offered by BluWav included hub motor systems, electric axle and drive systems, vehicle control systems, and energy storage and battery management systems (“Base Technology”). BluWav claimed to have the design and engineering expertise to seamlessly integrate its electric and hybrid-electric solutions into conventional drivetrain systems.

66.	In October 2008, Magna Electronics acquired BluWav for $*. We understand that BluWav had invested capital at the time of acquisition of approximately $* (post restructuring). Management has indicated that total invested capital was in the range of $*, if one considers costs incurred prior to BluWav’s bankruptcy. At the time of acquisition, BluWav had nominal tangible assets. We understand that there were no other agreements that would have materially affected the purchase price.

67.	Prior to its acquisition, we understand that BluWav was a supplier to Magna E-Car Systems (or its predecessor entities prior to its formation) for approximately one year by providing expertise in developing/retrofitting a Ford Focus into an electric version (which was used to win the Ford Contract as explained later). Management was impressed with the quality and talent of the BluWav personnel and decided to acquire BluWav in order to supplement its expertise and enhance its credibility as a supplier of components and integrator of EV-related systems.

68.	Management indicated that Magna Electronics’ facilities in North America (which may be configured for Magna NA EV/HEV’s use) include the Magna Electronics Technical Center in Rochester Hills, Michigan, and a Power Electronics and Chassis Motor Manufacturing Facility in Holly, Michigan.

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Magna International Inc.

May 28, 2010

69.	We understand that the existing manufacturing facility in Holly, Michigan is responsible for circuit board production for all modules, production purchasing and logistics, and manufacturing of inverters, vehicle control units, and chargers for both non-EV/HEV and EV/HEV applications. Management indicated that there are committed plans as at the Valuation Date to establish a separate facility in Holly, Michigan to manufacture electric motors, and to expand the existing facility to increase manufacturing capacity for motors, inverters, vehicle control units, and chargers.

Magna EU EV/HEV

70.	Based on discussions with Management, Magna EU EV/HEV was started after the BluWav acquisition and the establishment of Magna NA EV/HEV. We understand that the nature of this business is focused on the EV/HEV market and is very similar to that of Magna NA EV/HEV as described above.

71.	Management indicated that Magna Electronics’ facilities in Europe (which may be configured for Magna EU EV/HEV’s use) include Technical Centers in Sailauf, Germany and Oberwaltersdorf, Austria, a Power Electronics and Controller Manufacturing Facility in Waldshut-Tiengen, Germany, and a Motor Manufacturing Facility in Torino, Italy. *

72.	We understand that the existing manufacturing facility in Waldshut-Tiengen, Germany is responsible for circuit board production for all modules and production, purchasing, and supply logistics for both non-EV/HEV and EV/HEV applications. The existing facility in Torino, Italy performs module assembly of EV/HEV components, production of sub- modules (e.g. stators, rotors), testing, and transportation to customers. Management indicated that none of these facilities will be transferred to the E-Car Partnership.

Customers

73.	Magna E-Car’s current and expected future customers are primarily OEMs of traditional cars, light trucks, and trucks that are looking to add ‘green’ vehicles to their product mix as a response to expected changes in customer tastes, demand, and/or government regulation.

Magna E-Car Systems—North America

74.	In North America, Magna E-Car Systems’ sole OEM customer is Ford, with which it has entered into a development & supply agreement (the “Ford Contract”). We understand that Magna won this contract by building a prototype electric version of the current generation Ford Focus, and demonstrating the vehicle to Ford as proof that Magna would

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Magna International Inc.

May 28, 2010

be able to help develop an electric version of the next Ford Focus (referred to as the “C346 BEV” program).

75.	Under the Ford Contract, Magna is committed to design, develop, engineer and supply the powertrain module and electric powerpack support components for Ford’s C346 BEV program. Subsequent to the proposed Reorganization, we understand based on our discussions with Management that legal title of the Ford Contract will remain with the E- Car Partnership (or one of its subsidiaries). However, Magna will effectively retain the obligation to fund engineering, developing, testing, program-related tooling, and certain overhead costs under the contract, as well as retaining the right to receive all recoveries from Ford for these costs. Magna will also retain the right to receive the proceeds of any governmental funding obtained by the E-Car Partnership which are granted on the basis that they will be applied towards these costs and expenses incurred on the Ford Contract.

76.	E-Car Partnership will continue to perform work and funding of recoverable costs (but at zero profit) and will source required EV-related components from Magna NA EV/HEV and/or Magna EU EV/HEV. Meanwhile, we understand that the risks and rewards of the Ford Contract will be retained in Magna, and that as at the Valuation Date, Magna had invested approximately * relating to the Ford Contract. *

77.	We are aware that Magna E-Car, along with other Magna operating groups, have applied for a grant and a loan from the U.S. Department of Energy (“DOE US”) to assist with their funding of approximately * million in costs associated with the Ford Contract as well as the battery testing facility in Auburn Hills and related battery testing equipment.

•

Management indicated that its goal is to achieve a 50% grant ($*) on $* of these costs and to obtain an 80% loan ($*) on the other $* in costs. We understand that the loan will be for six years and will bear an interest rate at approximately 2.5% to 3%. *

•

Management indicated that under the Cooperation Agreement, the E-Car Partnership will use commercially reasonable efforts to pursue its existing government funding applications. Any funds obtained from any governmental authority that is intended to be applied to Ford Contract-related costs and expenses incurred by Magna that are not otherwise recovered from Ford are required to be held in trust for and paid over to Magna.

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Magna International Inc.

May 28, 2010

•

We understand from Management that while the status of the applications are still pending and there is no certainty that they will be approved, they believe that the decision from the DOE US will be received sometime in June 2010.

78.	Management also indicated that Magna E-Car, along with other Magna operating groups, have applied for a loan from the Canadian federal government (through Industry Canada as part of its Automotive Innovation Fund program) and a grant from the Ontario provincial government (through the Ministry of Economic Development as part of its Next Generation of Jobs Fund program).

•	Management indicated that the loan application is not close to approval and there is no certainty that they will be awarded.

•

We understand from Management that the Ministry of Economic Development has not completed its review the application from Magna E-Car and other Magna operating groups, and there are no indications on whether it will approve this grant.

79.	Management also indicated that grants and loans are attached or earmarked for the specific programs rather than the legal entity responsible for those programs. In other words, there will be no need for the E-Car Partnership to reapply for these grants and loans if the Proposal proceeds. In the event that any third parties need to reapply for the grants and loans, we understand that this can be done with little cost.

Magna E-Car Systems—Europe

80.	In Europe, we understand that Magna E-Car Systems has signed contracts with * to perform EV/HEV-related work. Based on our discussion with Management, we understand that approximately $9 million costs have been incurred to win these contracts. However, we understand from Management that these costs were not recorded in Magna E-Car Systems accounts. Furthermore, we understand that:

* contract

•

The contract with * involves the electrification of *. The scope and value of this contract is significantly smaller than that of the Ford Contract. Development costs are expected to be approximately €20 million, with substantially all to be incurred and reimbursed prior to the start of production in 2010/2011. Magna E-Car Systems is responsible for warranty costs on this contract and while there is no cap on such costs, Magna E-Car Systems’ liability is somewhat limited as only * vehicles will be retrofitted with EV technology. Further, * of warranty costs are expected by Management to be recovered through the piece price under the contract and Management estimates that this is sufficient for any exposure.

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Magna International Inc.

May 28, 2010

It is not expected to be a key driver of future cash flows and growth for Magna E-Car Systems.

•	It is considered that Magna E-Car Systems will likely break-even on this contract given that it has:

•	Not yet shipped any of the trucks to * under the contract;

•	Negotiated the contract with an arm’s length party; and

•	An experienced management team to manage this contract.

* contract

•

The contract with * was awarded two to three years ago and involves the assembly of battery packs for *. Magna E-Car Systems is responsible for warranty costs on this contract but such costs are capped at €28 million. Magna expects to recover * of warranty costs through the piece price under the contract. While the actual amount of warranty costs is difficult to predict, we understand that this amount represents Management’s best estimate of the potential liability. * This contract is not expected to be a key driver of future cash flows and growth for Magna E-Car Systems.

•	It is considered that Magna E-Car Systems will likely break-even (over the remaining life of the program) on this contract for the same reasons listed above for the * contract.

Magna NA EV/HEV

81.	Magna NA EV/HEV supports the Ford Contract, the *, and electric bicycle components for Magna Marque.

Magna EU EV/HEV

82.	Magna EU EV/HEV has opportunities with several OEMs, which include:

*

•

Development and manufacturing of EV/HEV motors, inverters, and power electronics. As at the Valuation Date, this contract was not yet signed but was assigned a 99% probability of success of winning the contract by Management.

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Magna International Inc.

May 28, 2010

*

•	Development of a * for which the quote has been presented to * and the final decision by * is expected to be known in July 2010.

Suppliers

Magna E-Car Systems (Batteries – Cell Manufacturing Equipment)

83.	The batteries that Magna E-Car Systems uses or intends to use in its HEVs and EVs are expected to be either in-sourced or manufactured in-house based on Magna E-Car Systems’ own formulations or technology licensed from *. Based on our review of the License and Technical Services Agreement between Magna E-Car and * signed in 2009, we note the following terms:

•	The term of the agreement is * years.

•

* owns intellectual and industrial property relating to the design and manufacture of lithium ion battery cells as well as equipment that is necessary to manufacture and process such battery cells. Magna E-Car Systems entered into the agreement as it intends to become a manufacturer of lithium ion battery cells and install such cells in its HEVs/EVs using equipment purchased from *. It would also allow Magna E-Car Systems to supply the battery cells to other Magna divisions or external parties.

•

The technology license gives Magna E-Car Systems a non-exclusive, irrevocable, worldwide * license to make, assemble, use and sell products under this agreement, including the right to use the equipment to make the licensed or other products, solely for use in automotive applications. Magna E-Car Systems does not have the right to sub-license these rights to any third-parties, except when the third- party is making the batteries for the Business. In return, Magna was required to pay an upfront, one-time technology transfer fee of $2.5 million to * (which we understand has been paid as at the Valuation Date), in addition to ongoing royalty fees equal to *% of sales.

•	Magna E-Car Systems is not prevented from operating and/or pursuing its own business, including products or processes which may compete with the licensed product. *

•

Title to, ownership, and control of all rights in and to all IP owned or licensed by * remains with *. All improvements to the licensed IP will be automatically included in the granted license without the need for any further payment.

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Magna International Inc.

May 28, 2010

84.	Management indicated that Magna E-Car Systems has placed a $12 million deposit on * cell manufacturing equipment that has not yet been delivered as at the Valuation Date. It is expected that the cells and batteries produced by Magna E-Car Systems would be based on the technology licensed from *. We were informed that this cell manufacturing equipment may be housed in Magna’s Aurora campus facility, which will need to be upgraded for cell manufacturing purposes.

85.	*

86.	*

87.	*

Magna E-Car Systems (Batteries – Battery Testing Equipment)

88.	Based on discussion with Management, we understand that Magna E-Car Systems has committed to purchasing approximately $7 million in battery testing equipment from a third party to enable it to test batteries for its own electric vehicles as well as those of other companies on a contract basis. Depending on the success of these plans, Magna E- Car Systems may purchase additional battery testing equipment up to a total of $23 million, but this equipment may be purchased from a number of suppliers in the market. We were informed that this battery testing equipment will be housed in Magna’s Auburn Hills plant which has been acquired from a third party at a cost of roughly $4.9 million

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Magna International Inc.

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but does not contain any proprietary technology. We understand that there are no contracts in place for battery testing or manufacturing as at the Valuation Date and Magna has made this investment in order to be able undertake research and development in batteries.

Magna E-Car Systems *

89.	Management indicated that it intends to support Magna E-Car Systems’ growth in Europe through proposed joint ventures with *, which are internally referred to as *. We understand that customers in Europe generally have differing requirements on the specifications of batteries and battery packs and have a greater willingness to pay a slight premium for such batteries and battery packs as long as they are well-tailored to their needs. As such, Magna determined that it would not be ideal to support European business through its planned cell manufacturing and battery testing facilities in North America.

90.	As at the Valuation Date, these proposed joint ventures were still under negotiations. Among the factors that have yet to be finalized include the site (with the shortlist being *), funding, and an acceptable business plan. Further, some of the key terms being negotiated include the provision of intellectual property by the joint venture partners to the joint ventures on commercially reasonable terms, contribution of cash, and profit distribution. * Finally, the proposed joint venture agreements may allow Magna E-Car Systems the option to establish a second cell manufacturing joint venture if certain conditions are met.

Magna E-Car Systems (Automotive Components Unrelated to the Electrification of Vehicles)

91	As noted earlier, Magna intends to transfer Magna Electronics EV/HEV into the E-Car Partnership such that research, development, engineering, and manufacturing work for such components will be performed “in-house”. Examples of such components that are related to the electrification of vehicles include motors, inverters, chargers, converters, and vehicle control units.

92.	For all automotive components that are unrelated to the electrification of vehicles, such as seats and doors, we note that terms of the proposed E-Car Partnership specifically state that Magna’s auto parts businesses will have a preferred opportunity to supply products to the E-Car Partnership on competitive terms.

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Magna International Inc.

May 28, 2010

Magna Electronics EV/HEV

93.	We understand from Management that in manufacturing EV/HEV-related components, certain parts such as power magnetics, high power capacitors, micro controllers, and power modules are purchased from third-party suppliers. The main suppliers for both Magna NA EV/HEV and Magna EU EV/HEV include *. It is assumed that there are no preferred relationships between Magna E-Car and these suppliers and that transactions with these suppliers will occur at normal commercial terms.

94.	As well, Management noted that Magna Electronics EV/HEV purchases large quantities of copper wire in creating electric and hybrid-electric motors. We understand that copper wire is considered to be highly commoditized, and as such, there is no preferred supplier for this raw material. Magna Electronics EV/HEV will source copper wire from the lowest-cost supplier.

Employees

95.	We understand that up to 300 employees may be transferred to the E-Car Partnership. Based on discussion with Management, the following 160 employees are considered key and have value associated with their replacement:

•	45 employees within Magna E-Car Systems in the U.S.;
•	35 employees within Magna E-Car Systems in Europe;
•	70 employees within Magna NA EV/HEV; and
•	10 employees within Magna EU EV/HEV.

The remaining 140 employees we understand could be replaced with nominal cost.

96.	These employees include, but are not limited to, systems engineers, mechanical engineers, designers, technicians, validation engineers, power electronics engineers, software engineers, and mechatronics engineers. The majority of the employees are not solely involved in any single contract and not all employees are specialized in EVs and HEVs.

97.	We understand that some of the employees transferred to the E-Car Partnership may be shared with Magna on a project basis at cost plus mark-up, also assumed to be at market rates.

98.	Management indicated that it is experiencing a fairly high rate of turnover, particularly due to some employees having been hired away by OEMs based on the promises of better

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Magna International Inc.

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compensation and more varied assignments. We were also informed that it will not be possible for Magna or Magna E-Car to hire employees from the OEMs as it may affect current contracts (such as the Ford Contract) and future opportunities with those OEMs. *

99.	Management noted that there is some level of difficulty in recruiting certain types of personnel such as mechatronics engineers, power electronics engineers, and software engineers due to the relative shortage of academic institutions offering relevant training in these fields compared to more traditional areas like design or mechanical engineering. Further, we were advised that employees in Europe are generally required to give three to six month notice to employers before leaving, which delays the recruitment process.

100.	A discussion of the workforce values for Magna E-Car Systems and Magna Electronics EV/HEV is included later in this Report.

Know-How, Patents, and Intellectual Property

101.	We understand that while Magna E-Car will soon begin developing its own formulations for use in manufacturing cells and packs, it has not yet received the cell manufacturing equipment. As such, Management has confirmed that Magna E-Car has not yet proven that it has developed any know-how with respect to making use of the * technology and/or to producing the batteries.

102.	In respect to patents, Management indicated that:

Magna E-Car Systems—North America

•	Magna E-Car Systems’ North American operations do not have any patents or pending patents.

Magna E-Car Systems—Europe

•

Based on discussions with Management, we understand that the European operations have * patents and * patent pending applications, at the Valuation Date. We understand that these patent and patent applications have resulted from Magna E-Car Systems’ research and development efforts from 2007 to the Valuation Date.

•

We were provided with a list of these patents and we understand that they constitute new technology in relation to systems used in HEVs/EVs. * Instead, most of the * granted patents were awarded on the basis that they represent more efficient methods of achieving a certain objective. *

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Magna International Inc.

May 28, 2010

•

For the patent pending applications, Management estimated the success rate to be approximately *. Management indicated that there is a high possibility that other companies in the EV space are pursuing similar patents and/or developing solutions that essentially workaround or circumvent the patents granted to Magna E-Car Systems. As well, given the evolving state of EV technology, it is possible that the technology underlying the granted patents may become obsolete before they can be put to use. Finally, we understand from Management that about * of the applications relate to defensive patents that are needed to further protect Magna E-Car Systems’ rights over existing technology, rather than relate to new technology.

•	Management indicated that about * of the total spending on general R&D resulted in the know-how that is captured in the patents and patent pending applications.

Magna NA EV/HEV

•

Based on discussions with Management, we understand that the Magna NA EV/HEV operations have * patents and * patents pending applications, at the Valuation Date. The * patents were acquired as part of the BluWav transaction in which * patents were identified and transferred, but a total of * were abandoned based on Management’s cost/benefit analysis. We understand that the * patents pending have resulted from Magna NA EV/HEV’s own funding of research and development efforts/costs from the time of the BluWav acquisition to the Valuation Date.

•

Management’s purchase price equation at the date of the BluWav acquisition allocated the $* purchase price between patents ($*) and commercializable products ($*). The value of the patents represented BluWav’s filing and legal fees to acquire those patents, while the value of the commercializable products (which consist of hub motors, inverters, converters, chargers, drive motors and batteries) was the difference between the purchase price and the value of the patents, as no other net assets or intangible assets were identified in the acquisition. *

•	*

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Magna International Inc.

May 28, 2010

•	*

Magna EU EV/HEV

•	The Magna EU EV/HEV operations do not have any patents or pending patents.

Competition and Markets

103.	Based on our review of Magna E-Car’s vision and mission, our understanding is that the Business’ short-term goal is to become a system integrator (defined below under Strengths and Opportunities) to external clients and a general contractor for HEV/EV- related activities to other Magna divisions.

104.	Magna E-Car’s main competitors as at or around the Valuation Date include OEMs producing EVs and HEVs in-house, as well as other similar players in the EV industry identified in our list of somewhat comparable companies in Schedule 6. In the cells and battery testing areas, there are many competitors.

105.	The following is our understanding of Magna E-Car’s key strengths and opportunities, and perceived risks and challenges based on our discussions with Management.

Strengths and Opportunities

•	Being associated with the Magna group of companies along with Magna’s prominence in the automotive industry may give Magna E-Car a competitive advantage in its market penetration and growth.

•	Magna E-Car’s prospects are improved through the following industry, regulatory, and political factors:

•

According to Frost and Sullivan, automakers are currently performing the role of sourcing and integrating electric vehicle components into their vehicles (i.e. “system integrators”) as there are no demonstrably qualified external system integrators. In the future, it is expected that automakers may want to outsource this function to external system integrators in order to meet demand. This presents opportunities for Magna E-Car.

•	The Corporate Average Fuel Economy (“CAFE”) federal regulations enacted in the US are pushing automakers to develop and offer fuel-efficient models in

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Magna International Inc.

May 28, 2010

their vehicle ranges in order to offset less fuel-efficient models such as trucks, SUVs, and high-performance cars. The CAFE regulations help to increase demand for products and services provided by players in the electric vehicle space, such as Magna E-Car.

•

Increasingly tougher emission regulations worldwide are also helping to push automakers to adopt powertrain electrification techniques and other innovative technologies. This opens up opportunities for suppliers in the electric vehicle space, such as Magna E-Car, that can meet those needs.

•	Government funding may encourage OEMs to pursue alternative fuel vehicles.

•	There are numerous factors which may encourage consumer adoption of electric vehicles (and other alternative fuel vehicles) and thus increase demand for products and services offered by Magna E-Car:

•

It has been an explicit goal of many countries, in particular the US, to reduce their dependence on oil for various reasons. As such, governments are expected to “ramp up” current monetary incentives and subsidies for manufacturers and consumers in the future to produce and purchase alternative fuel vehicles. Non-monetary incentives such as free/preferred parking spots and exemption from emissions testing are also expected to encourage consumers’ adoption of alternative fuel vehicles.

•

The time required to break-even on the additional upfront investment on EV vehicles is expected to become shorter due to rising and volatile petroleum fuel prices, and the expected gradual reductions in the cost of electric vehicle components.

•

Ongoing improvements in battery technology such as higher charge capacity, reduced recharging times, and better reliability, are helping to alleviate consumer fear of being stranded during their commute (commonly referred to as “range anxiety”), as well as improve the range and performance of electric vehicles.

•

It is expected that some of the other concerns that consumers have of electric vehicles relative to traditional internal combustion vehicles will be gradually reduced through new concepts, such as the leasing of batteries (which alleviates concerns over owning batteries) and swappable batteries (which makes “recharging” as quick as regular gas fill-ups). These concepts are

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expected to be made possible through programs such as standardized battery specifications and private sector investments in infrastructure.

•

Private sector companies have begun to invest in creating and supporting an “electric vehicle value chain”, such as building a battery recharging station network or infrastructure, planning for the recycling/reclamation of batteries, and providing financial services (to lease batteries, for example). This should help to supplement efforts made by the public sector in encouraging consumer adoption of electric vehicles.

•

Increasing media coverage and attention over global warming may continue to encourage customers to pay a price premium for alternative fuel vehicles over traditional combustion vehicles in order to make a statement that they are environmentally conscious.

Risks and Challenges

•

Magna E-Car at present is primarily dependent on a single large contract (the Ford Contract). Further compounding the lack of certainty is the fact that most OEMs’ HEV/EV strategies have not yet been defined.

•

The limited operating history and early-stage company nature of Magna E-Car. Its products are in prototype form and its system integration/assembly processes have not been standardized to the extent that they are proven to be commercially viable.

•

Magna E-Car has not yet manufactured commercially accepted batteries using its * rights. As discussed earlier, the acquisition of * poses a risk to Magna E-Car’s future competitiveness from a battery technology perspective. Other competitors in this space are large and well capitalized and are not traditional automotive companies and may be able to achieve better economies of scale through alternative uses of battery technology, for example Panasonic.

•

There is a large cost to all EV industry players who must face the uncertainty that a viable technology and/or market for electric vehicles will develop, as well as the timing of that development, if at all.

•	Recruiting and maintaining employees, given the OEMs’ desire to engage in this segment as discussed earlier in the Report.

•	There are some industry and political risks to Magna E-Car’s prospects, which include the following:

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Magna International Inc.

May 28, 2010

•

As mentioned earlier, federal governments are relying on the private sector to build the infrastructure needed to support electric vehicles. There is debate as to whether sufficient incentives and subsidies are currently being provided by governments to encourage adequate private investment.

•	The EV industry is in an early stage and is reliant on government incentives and subsidies to succeed.

•

The business model with OEMs may differ from the traditional automotive business model, at least in the near term as OEMs seek a competitive advantage in EVs and may not seek third-party suppliers/integrations unless they can provide a significant competitive advantage.

•

Unproven and uncertain business models among both OEMs and smaller market players are making it a risky proposition for investors to invest in companies involved in developing EV-related components. This may hinder funding and/or increase costs of capital such that development of the electric vehicle industry may be somewhat delayed.

•	Significant competition exists, including from non-automotive players and there does not yet appear to be significant barriers to entry (as shown by the high number of market players).

•	The technology that is expected to drive future acceptance or market adoption of EVs is unproven or not yet discovered, making it difficult to determine which technologies to invest in.

•	It was noted that there are multiple factors which may impact and discourage consumer adoption of electric vehicles (and other alternative fuel vehicles):

•

The range of electric vehicles and the required recharging time continue to be consumers’ paramount concerns. Vehicles with traditional combustion engines or hybrid-electric powertrains will continue to be preferred until consumers’ range anxiety and convenience concerns are addressed.

•

There is still some uncertainty over which technology will be the primary alternative fuel source in the future (that is, electric or hydrogen fuel-cell). Further compounding the issue is the fact that there is a growing number of different characteristics in lithium-ion batteries as a result of continuing advancements by battery producers. Fear of incompatibility with future infrastructure may lead to hesitation among consumers to be an early adopter of electric vehicles.

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Magna International Inc.

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•

Cost continues to a be a large impediment as current HEV and EV offerings are priced at premiums over their traditional combustion counterparts such that it takes a very long time for owners to recover the extra cost through savings in fuel costs, if at all. Also, while ongoing developments in battery technology are increasing the performance and range of electric vehicles, the latest technology tends to be very costly and commercially unproven and may therefore delay the availability of affordable vehicles based on such new technology. Further, adding to the issue is that some consumers may be hesitant to be an early adopter of EVs fearing that long-term repairs and maintenance, and recharging may be troublesome and costly.

•

Safety concerns over electric vehicles, such as the risk of explosion, electrocution, and water/flood safety, are affecting customer acceptance and insurance costs. Also, concerns over the durability and life of the battery may impact customer acceptance and resale value of EVs.

•

Some environmentalists note that while EVs emit less emissions than traditional combustion counterparts themselves, the benefit to the environment is offset by the harm caused by the additional demand for the energy source to generate that electricity (e.g. coal-fired power plant). Without solutions, this may cause some consumers, and potentially governments, to not support ownership of electric vehicles.

106.	In addition to the above, included in Appendix B is a detailed review of the global electric vehicle industry conditions at or around the Valuation Date.

FINANCIAL PERFORMANCE

Historical Financial Performance

107.	In June 2009, the individual financial accounts that comprise Magna E-Car Systems were assembled as one operating group. We understand based on our discussion with Management that all costs (other than noted below) associated with the Magna E-Car operations are accounted for in the balance sheets set out in Schedules 2 and 3. The only exception to expensed costs not included in the balance relate to $9 million of funding that Magna advanced to Magna Steyr that predates Magna setting up the accounts for Magna E-Car Systems.

108.	For Magna NA EV/HEV, we understand that they have been recorded in four main general ledger entities within Magna Electronic Inc.’s systems, specifically, Advanced

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

Engineering (entity 133), Motors Facility (entity 136), Holly Manufacturing Plant (entity 103), and North American Group Offices (entity 138). Management indicated that approximately 40% to 50% of the Advanced Engineering activities are related to EV/HEV, while 100% of the Motors Facility and Holly Manufacturing Plant are EV/HEV related. Costs in the North American Group Offices entity are shared between EV/HEV and other operations.

109.	For Magna EU EV/HEV, Management indicated that EV/HEV-related financial information have been recorded in a single entity called “Project House” which was created in 2009 when approval was received to begin pursuit of EV/HEV initiatives in Europe.

Projected Financial Performance

110.	Management has provided financial forecasts for the five years ended December 31, 2010 to 2014 inclusive. The forecasts have been prepared on a consolidated global basis, as well as an unconsolidated basis by territory and by business unit (for example, North America Cells and Packs).

111.	We understand that the forecasts represent booked business only. Opportunities or unbooked business have not been included as there are significant uncertainties in obtaining these contracts. Even if one included opportunities, the significant upfront investment to secure a project mitigates any positive forecast cash flow.

Global

112.	Set out below are the forecast cash flows for the global Magna E-Car operations. An overview of the booked contracts included in arriving at the forecast cash flows for each of the North American and European operations will follow.

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

GLOBAL	Actual (2)	Forecast (2)
	31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14
Income Statement	*	*	*	*	*	*
Sales	*	*	*	*	*	*
Cost of Sales	*	*	*	*	*	*
SG&A	*	*	*	*	*	*

EBITDA	*	*	*	*	*	*
Depreciation	*	*	*	*	*	*

EBIT	*	*	*	*	*	*

Cash Flow	*	*	*	*	*	*
EBITDA	*	*	*	*	*	*
Change in working capital	*	*	*	*	*	*
Fixed asset additions	*	*	*	*	*	*

Net cash generated (used)	*	*	*	*	*	*

113.	We note that the above cash flows do not include any potential grants and loans at the Valuation Date from various governments. Further, if grants and loans from various governments were included in the above forecast, the amount of the undiscounted cash flow would still be negative.

North America

114.	The forecast for Magna E-Car’s North American operations, as shown below, is based on the following booked contracts:

•

Magna E-Car Systems: No revenues or expenses (other than overhead) from Magna E-Car Systems’ involvement in the Ford Contract have been included in the forecasts as * and the economic impact of the up front investment is retained by Magna. We understand that there were no other booked contracts; and

•

Magna NA EV/HEV: Expected revenues from Magna E-Car with respect to the Ford Contract, * with respect to the *, and Magna Marque with respect to an electric bicycle are included as they are signed contracts.

*  Confidential Treatment Requested

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

NORTH AMERICA	Actual (2)	Forecast (2)
	31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14
Income Statement
Sales	*	*	*	*	*	*
Cost of Sales	*	*	*	*	*	*
SG&A	*	*	*	*	*	*

EBITDA	*	*	*	*	*	*
Depreciation	*	*	*	*	*	*

EBIT	*	*	*	*	*	*

Cash Flow
EBITDA	*	*	*	*	*	*
Change in working capital	*	*	*	*	*	*
Fixed asset additions	*	*	*	*	*	*

Net cash generated (used)	*	*	*	*	*	*

Europe

115.	The forecast for Magna E-Car’s European operations, as shown below, is based on the following booked contracts:

•	Magna E-Car Systems: Expected Cells & Packs and Customer Program revenues from contracts with * are included given that they are signed; and

•

Magna EU EV/HEV: Management indicated that while Magna EU EV/HEV has recorded the * contract as booked business, this contract has been transferred to Magna NA EV/HEV as at the Valuation Date. We understand that the * contract relating to the development and manufacturing of EV/HEV motors, inverters, and power electronics to which Management has been assigned a 99% probability of success (as described earlier) has also been included as part of booked business for Magna NA EV/HEV.

*  Confidential Treatment Requested

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

EUROPE	Actual (2)	Forecast (2)
	31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14
Income Statement
Sales	*	*	*	*	*	*
Cost of Sales	*	*	*	*	*	*
SG&A	*	*	*	*	*	*

EBITDA	*	*	*	*	*	*
Depreciation	*	*	*	*	*	*

EBIT	*	*	*	*	*	*

Cash Flow
EBITDA	*	*	*	*	*	*
Change in working capital	*	*	*	*	*	*
Fixed asset additions	*	*	*	*	*	*

Net cash generated (used)	*	*	*	*	*	*

116.	We note the following relating to the forecasts above:

•

Given our understanding that there is no certainty that existing contracts will be renewed and the fact that there are no known contracts which are coming on-stream, there are no forecast cash flows in the long-run to suggest that the Magna E-Car operations are a going concern at that time. As such, the above cash flows are more akin to contract cash flows than a going concern business cash flow;

•

It appears that there is a need to make significant investments in fixed assets within the next two years in order to build the Business to a stage where it can support and fulfill its known contracts; and

•

On an undiscounted basis, the sum of the forecast cash flows is negative for both the consolidated and unconsolidated forecasts. As such, using these forecasts as the basis for valuation purposes would result in no value.

117.	Based on our discussion with Management, we understand that the forecasts developed for the business are Management’s best estimates but are highly speculative in nature given that the HEV/EV market is still in its infancy stage.

118.	As discussed further in the Selected Valuation Approach section following, we have not placed reliance on the projections provided by Management in the valuation of Magna E-Car because of the speculative nature, at the Valuation Date, of forecasting revenues and expenses in the EV industry in general and for Magna E-Car in particular.

*  Confidential Treatment Requested

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

FINANCIAL POSITION

119.	Set out in Schedules 2 and 3 are summaries of Magna E-Car’s financial position at March 31, 2010. At the Valuation Date, Magna E-Car had a book value of net assets of approximately $36 million, as set out in Schedule 4. What follows is a discussion of the more significant balances.

Magna E-Car Systems - North America

120.	The Cells and Packs funding balance of $18.6 million in North America primarily consists of $12.9 million spent on the * cell manufacturing equipment discussed earlier. Other costs included in the Cells and Packs funding balance are costs incurred relating to the * equipment such as training, technology transfer, consulting and employee costs (totalling $3 million).

121.	The $1.7 million fixed assets balance under Battery Testing represents amounts spent on acquiring battery testing equipment.

122.	The Core funding balance of $4.3 million relates primarily to costs associated with acquiring new business and/or technology, as well as reviewing applications of potential new technologies.

123.	The $5.4 million in funding balance under Group Offices relates primarily to the acquisition of the Auburn Hills building, and improvements to the building subsequent to the acquisition.

Magna E-Car Systems - Europe

124.	The Cells and Packs funding balance of $41.3 million includes a fixed assets balance of $4.9 million in Europe which relates to R&D and engineering equipment associated with battery packs, with $1.8 million specifically relating to the purchase of equipment for the * contract discussed earlier. The Cells and Packs funding balance also includes the $9 million in costs that were not transferred to Magna E-Car Systems. The $6.6 million Other Assets balance relates to program engineering for battery packs for the * program ($4.1 million) and the * truck program ($2.5 million). These are costs for which reimbursement is guaranteed by the customer.

125.	The Customer Programs unit has a funding balance of $2.2 million, which consists primarily of an Other Assets balance of $2.6 million and a non-cash working capital balance of negative $0.4 million. The $2.6 million balance relates to program engineering work for the * program and is guaranteed to be reimbursed based on our discussion with Management.

*  Confidential Treatment Requested

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

126.	The funding balance of $2.0 million under Product Development is associated with general research and development costs that are not customer-specific. We understand that Magna E-Car Systems was involved in developing a rolling chassis which accounts for a significant portion of these costs.

Magna NA EV/HEV

127.	There is a total of approximately $2.6 million in Fixed Assets which primarily consists of R&D equipment ($0.9 million) and computer software ($0.8 million). All of these fixed assets are recorded in the Advanced Engineering Group (entity 133) as the Motors Facility was not yet in operations as at March 31, 2010. Management confirmed that prototype components are not capitalized unless there is a purchase order associated with the prototypes and there is assurance that the amount will be collectible from the customer.

128.	We understand that there is approximately $1.9 million and $1.6 million in Construction in Progress for the Advanced Engineering Group and the Motors Facility entities respectively (totalling approximately $3.4 million). Based on discussion with Management, Construction in Progress comprise mainly of deposits placed on equipment (including a few dynamometers and some manufacturing equipment) that are being constructed as at March 31, 2010. Such Construction in Progress will be moved into Fixed Assets once Magna NA EV/HEV takes delivery of the equipment.

129.	Virtually all of the total Other Assets balance of $9.8 million is recorded in the Advanced Engineering Group and *.

130.	There is a negative $0.5 million balance in non-cash working capital which is made up of accounts receivable (which Management indicated was mostly intercompany receivables from Magna E-Car Systems in relation to the Ford Contract) and accounts payable.

131.	Of the total retained deficit of $17.9 million, we understand from Management that at least $9.0 million relates to spending incurred by Magna NA EV/HEV on commercialization efforts (as opposed to experimental in nature), although it was noted that such spending was non-recoverable. The remainder of the retained deficit is mainly comprised of selling, general, and administrative costs ($5.7 million), as well as depreciation and amortization expenses ($3.1 million) accumulated by Magna NA EV/HEV since inception.

*  Confidential Treatment Requested

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

Magna EU EV/HEV

132.	There is a total of approximately $0.9 million in Fixed Assets which primarily consists of engineering equipment, the most significant of which is a dynamometer with a net book value of approximately $0.4 million.

133.	The Other Assets total of approximately $1.0 million is primarily comprised of $0.9 million in engineering, which we understand from Management are prototype components that have purchase orders associated with them and have therefore been capitalized.

134.	There is a negative $2.2 million balance in non-cash working capital which is made up of accounts receivable of $1.3 million and accrued payables of $3.5 million.

135.	Of the total retained deficit of $6.9 million, we understand from Management that approximately $5.5 million can be attributed to spending incurred in relation to commercialization efforts that were non-recoverable. The remainder of the retained deficit mainly comprise of and selling, general, and administrative costs ($0.9 million), and manufacturing overhead ($0.3 million) accumulated by Magna EU EV/HEV since inception.

SUMMARY OF INDUSTRY CONDITIONS AND GENERAL ECONOMIC CONDITIONS

136.	Appendix B provides a discussion of global industry conditions for HEVs and EVs as at or around the Valuation Date.

137.	Appendix C provides a discussion of global economic conditions as at or around the Valuation Date.

VALUATION APPROACHES

138.	Historically, valuations have been based on one of two major approaches: one being dependent on asset values (commonly referred to as the Cost Approach) and the other primarily on earnings or cash flows. The former is adopted when either liquidation is contemplated or the nature of the business is such that asset values constitute the prime determinant of corporate worth (e.g. an investment holding company). The latter approach is appropriate in most going-concern situations, as the worth of a company or business is generally a function of its ability to earn income, generate cash and provide an appropriate rate of return on investment.

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

139.	Within the second approach, also called the Income Approach, various valuation methodologies exist including the capitalization of earnings, the capitalization of cash flows or the capitalization of EBITDA. Any one of these methodologies establishes fair market value by capitalizing, at an appropriate rate of return, an estimate of the business’ expected future maintainable earnings/cash flow/EBITDA level. These valuation methodologies are appropriate in circumstances where the earnings of a company or business and its capital requirements are relatively stable and are not expected to fluctuate significantly in the future.

140.	When the assumption of stable earnings is not appropriate, the discounted cash flow method can also be used, if well-thought out projections for at least three to five years have been prepared. This method of valuation takes into account the amount, timing and relative certainty of cash flows expected to be generated by a company. It also makes assumptions about discount rates and terminal values.

141.	The Market Approach is considered by some observers as a third approach, while others consider it as a variation or a sub-group of the Income Approach. The Market Approach capitalizes a normalized level of earnings (or cash flow) with a multiple developed from analyzing trading prices from similar public companies or change-of-control transactions involving similar companies.

142.	Refer to Appendix D for further discussion of the various general valuation approaches and methodologies.

SELECTED PRIMARY VALUATION APPROACH

143.	We relied on the Cost Approach as the primary valuation approach to determine the fair market value of the Business. What follows is a summary of our rationale and considerations in arriving at this selection.

144.	In the case of Magna E-Car, we considered that a potential investor would be indifferent as between investing to develop a company such as Magna E-Car from scratch, or paying Magna to acquire the business (and its assets) at a percentage of cost because of the following:

•	Most costs are recently incurred. As a result they are in current dollars and represent current costs of developing the technology;

•	We understand the assets are all available in the market such that it is possible to replicate the group of assets that Management has assembled (e.g., Auburn Hills facility);

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

•	There are no assets that provide significant unique advantage;

•	There are no barriers to entry for market participants except for the customer contracts and significant investment typically required;

•	The market for HEVs and EVs is at an early stage and the technology existing today is not expected to be the technology that will be commercially successful in the future;

•	Management’s best current estimates on projected cash flows do not anticipate an economic return on assets;

•

The assets as a group only have the potential for economic return in the future with significant financial investment. It is typical that an investor would not pay a vendor for future economic value that derives from that investor’s capital investment;

•	There is a lack of good market data on precedent transactions; and

•	There is limited indication of additional value of intangible assets beyond cost.

145.	Based on our review of the Draft Proxy Circular for the Proposal, we understand that the legal name of the E-Car Partnership will be “Magna E-Car Systems L.P.”. Given that the Magna name has been included in the name, we assessed whether this represents an implicit transfer of value into the E-Car Partnership. We considered that the value of using the Magna name in the E-Car Partnership is nominal and would not have changed our concluded values, based on the following factors:

•

There are fewer market players in the EV/HEV market than that of conventional automotive components (e.g. seats, doors, and so forth) and as such, the market players in the EV/HEV industry generally know their customers better;

•	EV/HEV contracts have been won and are expected to continue to be won based on a competitive bidding process;

•	There is no profitability in the projected cash flows that would suggest an economic advantage to the Magna name for the E-Car Partnership;

•

It is expected that it will be the ownership position that Magna International has in the E-Car Partnership that will provide support to the business as opposed to the fact that it has the Magna name on it (i.e. the affiliation with Magna International is the key consideration rather than the Magna name);

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

•

The E-Car Partnership will effectively be directed by Mr. Frank Stronach. His personal goodwill as a business leader in the automotive industry mitigates against value being ascribed to the Magna name;

•	The key protected assets associated with the Magna name that Magna International owns are the trademarks related to the logo and these are not available to the E-Car Partnership;

•

The capabilities and owned IP of market players in the EV/HEV industry are crucial to the ability of market players to win contracts. For instance, Magna E-Car Systems won the Ford Contract as a result of demonstrating its capabilities through a working Ford Focus EV prototype. This means that customers principally purchase based on technical factors and not necessarily reputational factors;

•

The Magna brand is not retail consumer-based, as Magna’s products and services are marketed to businesses in the automotive industry rather than end-users. Also, the Magna name is currently not used on any parts, components, systems, or complete vehicles;

•

We understand that there are automotive companies in other parts of the world that currently use the Magna name without the consent of Magna, which may suggest that the Magna name rights are difficult to defend globally; and

•	As included in our Major Assumptions section, the E-Car Partnership has no legal or contractual right to use the Magna logo and related trademarks.

We have assumed based on representation from Management that the Magna logo will not be transferred to the E-Car Partnership and as such have not considered any transfer of value in this respect to the Magna name within this Report.

146.	We considered that there may be some value in the workforce for Magna E-Car Systems and Magna Electronics EV/HEV given the large number and nature of the employees being transferred into the E-Car Partnership. A discussion of the valuation of such workforce is included later in this Report.

147.	We have not ascribed any value to the E-Car Partnership’s non-exclusive and royalty-free rights to use any intellectual property (owned by Magna) that is not being transferred into the E-Car Partnership and which is limited to vehicle electrification technologies owned by Magna Powertrain. Factors that were considered include the following:

•	Based on representation from Management, the E-Car Partnership has no intent on using such IP Rights being retained by Magna indicating there is no perceived value;

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

•	There are no positive cash flows expected in the foreseeable future in the E-Car Partnership projections that are related to EV/HEV-related IP Rights owned by Magna Powertrain;

•	The nature of the IP Rights being a small group of patents related to powertrains and our understanding from Management that they are not significant;

•	The changing technological environment for electric vehicles; and

•	We have also not ascribed any value reduction in Magna E-Car’s IP Rights for Magna’s right to use all IP rights transferred to the E-Car Partnership for the same reason as there is no intent to use.

148.	We considered that Magna E-Car may have built some know-how based on its R&D efforts up to the Valuation Date. However, at the Valuation Date, it is not expected that the value will be at full invested cost due to the:

•	Short time from the Business’ inception to the Valuation Date and the early stage of the Business;

•	Evolving state of the EV technology and industry;

•	Employee turnover;

•	Limited patent protection;

•	Know-how being tied to specific contracts that may make it difficult to transfer; and

•	No current expectation or future positive cash flows that utilize the know-how.

149.	Also, as noted earlier in our Background section, the grants and loans from various governments can be re-applied for by third parties with little cost and have not been approved as at the Valuation Date. It was also considered that because there are still uncertainties on whether the various grants and loans will be approved and whether Magna E-Car (and other Magna operating groups) will accept the loans based on the terms, there is no advantage to Magna E-Car as a result of this application. For the grants relating to the Ford Contract, they are also of no advantage to Magna E-Car as they would flow through Magna to Ford under the contract terms. We also note that any grants related to assets being transferred should not be included in the consideration of value as the assets are being transferred at cost, that is, not at an amount reduced by any grants. As such, it is considered that there is no material value to these applications for grants and loans.

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

150.	As a result, for our primary valuation approach, we have selected the cost approach which focuses on the enduring economic benefits of costs which were incurred by Magna to build Magna E-Car into its current state and form.

Valuation Methodology

151.	Set out below is a summary of the procedures carried out to value the Business under a Cost Approach:

a)	Analyzed the composition of the invested capital balance of Magna E-Car to understand the costs and assets (tangible and intangible) transferred from Magna to Magna E-Car; and

b)	Ascertained the costs included in the invested capital balance and reduced the balance by costs which are considered not to be of added value to a potential investor. This involved discussion with Management over the nature of significant accounts on Magna E-Car’s combined balance sheet as at the Valuation Date to understand their expectation over future economic benefits to be had from the incurred costs. In arriving at our valuation conclusion, we performed the following:

1.	Identify costs incurred by Magna E-Car since its inception to the Valuation Date that may not have value at the invested cost, based on discussions with Management.

2.	Determine appropriate multiples to be applied to the costs identified above, based on research into and analysis of trading multiples for somewhat comparable companies operating in the HEV/EV industry, as well as consideration of any applicable precedent transactions in the HEV/EV industry; and

3.	Select appropriate multiples and apply them to the identified costs such that the resulting figure can be considered in arriving at the value conclusion under the Cost Approach.

Valuation of Magna E-Car

152.	Set out in Schedules 2 and 3 is our valuation of Magna E-Car. Included below is a summary of the components utilized in the valuation.

153.	Based on our understanding of Magna E-Car, we considered that one measure of value for the Business is the accumulated amount of investment (that is, invested capital) that has been made since its inception.

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

154.	Generally, invested capital refers to the total cash investment that has been made by shareholders and debtholders. In the context of this Reorganization and for the purposes of this Report, we considered that:

•

There is no debt in Magna E-Car Systems given that this was an internally funded operation since inception, neither is there any debt being transferred to the E-Car Partnership along with Magna Electronics EV/HEV; and

•

Given that the “Magna Funding” line item in the balance sheet provided to us (refer to Schedules 2 and 3) is calculated as the sum of the book value of net assets and the retained deficit, this line item is essentially the total invested capital that we use as the starting point for this calculation.

155.	Based on our discussion with Management, we have made adjustments to the invested capital as follows:

Magna E-Car Systems:

•	Certain product development and overhead costs in Magna E-Car Systems’ European operations do not have enduring economic future benefit and therefore have been eliminated.

•	We have adjusted the historical losses related to the * program as we understand from Management that these costs will not be recovered from the negotiations with *.

•

Certain costs in North America and Europe, being fixed costs, start up costs, and North American and European general research and development costs do not relate to, or are not recoverable from certain contracts. Some of the spending was made several years ago and as noted technological changes have taken place that would obsolete the value of the spending. However, some of these costs do relate to employee expenses and the filing for and awarding of patents, which we consider would have some value in terms of know how and assembling the group of assets, accordingly we have reduced the multiple to the low end of the BluWav acquisition range. Accordingly, we have reduced these costs through the application of a multiple of 0.17 times, consistent with the purchase price to invested capital ratio of the BluWav acquisition.

Magna Electronics EV/HEV:

•	The Magna Electronics EV/HEV balance sheet provided in Schedule 3 includes the net book value of the BluWav intangible asset. As discussed earlier, in order to arrive

*  Confidential Treatment Requested

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

at a total cost that reflects the total investment made in the business, we have made an adjustment to effectively capture the full investment made to acquire BluWav.

•

Similar to our approach for Magna E-Car Systems, we considered that all of the spending that has been made to date in Magna Electronics EV/HEV will not necessarily result in recoverable value. Therefore, we have applied a multiple to reduce the costs that have incurred while differentiating between direct spending and overheads as follows:

•

Direct Spending: We have considered engineering-related and selling, general, and administrative costs to be direct spending and have reduced these costs by applying a multiple to reflect our understanding that Magna Electronics EV/HEV’s spending has been more focused on commercialization efforts (as opposed to experimental projects) since the time of the BluWav acquisition. For instance, Magna NA EV/HEV’s involvement with building the Ford Focus EV prototype appeared to have helped Magna E-Car to win the Ford Contract. As well, we understand that while Magna Electronics EV/HEV has been expensing prototype components (where there are no purchase orders associated with them), these prototype components were developed with the intention of using them to win future contracts. Therefore, we considered that the application of a multiple that is higher than the BluWav acquisition multiple of 0.17 times would better reflect this progress and focus towards commercialization efforts. We have selected a multiple of 0.6 times which represents the high end of the observed multiples of invested capital among the more comparable public companies on Schedule 6.

•

Depreciation and amortization: Under this approach, we considered that there is no value to amounts that have been expensed for depreciation and amortization. Therefore, a multiple of 0 times has been applied to the depreciation and amortization expense.

156.	The workforce for Magna E-Car Systems and Magna Electronics EV/HEV that is intended to be transferred to the E-Car Partnership is considered to have value because there is effectively knowledge being transferred due to the assembled workforce having accumulated know-how, established processes-in-place, and demonstrated ongoing developments as a team. Based on our understanding of information of headcount, compensation, training and recruiting costs, and ramp-up periods for each entity, we performed valuations of the workforce for the three operations in Schedule 5.

157.	Based on the above analysis and as shown on Schedule 1, we have determined the fair market value range for Magna E-Car under a Cost Approach to be $66 million to $80 million, with a midpoint of $73 million.

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

SECONDARY VALUATION APPROACH

158.	We have employed a secondary valuation method as a reasonableness check of our results arrived at using our primary valuation method. This secondary method involves the application of enterprise value to invested capital (“EVIC”) and enterprise value to tangible assets (“EVTA”) multiples observed using somewhat comparable public companies operating in the HEV/EV industry. What follows is a summary of the major factors considered in applying this method.

159.	We reviewed certain available data regarding selected public companies operating in the HEV/EV industry, which may be considered somewhat comparable to Magna E-Car. There are no exact comparables as a result of differences in public versus private ownership, size, financial composition, market coverage, product offerings, etc. Trading statistics of companies, which are broadly considered somewhat comparable, are summarized and described in Schedule 6.

Valuation Methodology

160.	Set out below is a summary of the procedures carried out to value the Business under a Market Approach:

a)	Calculate Magna E-Car’s invested capital and tangible assets balances as at the Valuation Date:

•

Invested capital: The adjusted invested capital balance described earlier under the Selected Primary Valuation Method section, but adjusted for BluWav’s invested capital to allow for comparison, is used to compare with that of the somewhat comparable public companies; and

•

Tangible assets: Tangible assets can be calculated by summing the total shareholders’ equity and the total interest-bearing debt figures from a balance sheet. For the purposes of this Report, given that no debt was noted as at the Valuation Date, tangible assets was taken to be $36 million, which is calculated as the “Magna Funding” line item on Schedules 2 and 3, less the retained deficit figure and the BluWav intangible asset net book value.

b)	Determine appropriate multiples to be applied to Magna E-Car’s invested capital and tangible assets balances, based on research into and analysis of trading multiples for somewhat comparable companies operating in the HEV/EV industry; and

c)	Select appropriate multiples and apply them to the invested capital and tangible assets of Magna E-Car as at the Valuation Date to estimate its fair market value range before adjustments.

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

Selected Multiples

161.	As shown in Schedule 6, the overall mean of EVIC and EVTA multiples were 0.4 times and 2.5 times respectively for the directly comparable companies (as identified below), and 1.1 times and 2.2 times respectively for the less comparable companies.

162.	Our selection of appropriate multiples were influenced by our consideration of factors that a potential investor may look at in attaching a value to the Magna E-Car business, such as, but not limited to:

•

Two of the identified somewhat comparable companies, namely Azure Dynamics Corp., and Enova Systems Inc. are considered to be more directly comparable to Magna E-Car, and as such were given additional weight in our selection of multiples. As the other companies listed in Schedule 6 are assessed to be less comparable than the two afore-mentioned companies, they have been given less weight;

•	Many of the somewhat comparable companies are more diversified and have more than a few contracts with automakers and other major customers;

•

Many of the somewhat comparable companies are noted to be at a more advanced stage of the R&D life-cycle and some are currently in the commercial stage whereby their technology and know-how are applied to production vehicles at notable volumes. In contrast, Magna E-Car is still in a very early stage of its R&D life-cycle;

•	Some of the somewhat comparable companies have greater tangible asset backing than Magna E-Car;

•	Many of the somewhat comparable companies are more leveraged than Magna E-Car which has no debt;

•

Some of the somewhat comparable companies are involved in both the HEV/EV space as well as other sectors, which suggest that the level of risk associated with such companies are lower than that of Magna E-Car as they are more diversified;

•	Whether the accounting policies with respect to research and development costs for each of the somewhat comparable companies were similar to that of Magna E-Car; and

•	Magna E-Car asset values are based on relatively current expenditures

163.	In addition to the above, we considered that Magna Electronics Inc.’s acquisition of BluWav had an EVIC multiple in the range of 0.17 to 0.3 times given that the purchase

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

price was $* while the invested capital was in the range of $* to $*.

164.	After consideration of the above factors, we have selected a multiple range of 2.00 times to 3.10 times to apply to the book value of tangible assets, and a multiple range of 0.17 times to 0.60 times to apply to the book value of invested capital.

Conclusion – Market Approach

165.	Set out in Schedule 4 is the summary of the Market Approach results for Magna E-Car where we calculate its fair market value range based on applying selected market multiples to the Business’ invested capital and tangible assets balances at the Valuation Date. The calculated fair market value range for Magna E-Car under a Market Approach was:

•	Using the selected EVTA multiple range: Between $72 million to $112 million, with the midpoint of $92 million; and

•	Using the selected EVIC multiple range: Between $30 million to $107 million, with the midpoint of $68 million.

CONCLUSION

166.	As valuation is not a precise science and the conclusions arrived at, in many cases, will, of necessity, be subjective and dependent on the exercise of individual judgment. There is, therefore, no indisputable single value and we normally express valuation conclusions as falling within a range.

167.	Based on the scope of our review, our assumptions, and subject to our restrictions and qualifications, our estimate of the fair market value of Magna E-Car as at March 31, 2010 is in a range of $65 million to $85 million, with a midpoint of $75 million, as noted in Schedule 1 and below.

*  Confidential Treatment Requested

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Mr. Michael D. Harris

Magna International Inc.

May 28, 2010

(US$, 000’s)		FAIR MARKET VALUE
	Reference	LOW	MIDPOINT	HIGH

Primary Cost Approach
Magna E-Car Systems	Schedule 2	35,000	39,000	43,000
Magna Electronics EV/HEV	Schedule 3	28,000	31,000	34,000
Magna E-Car Workforce	Schedule 5	3,000	3,000	3,000

		66,000	73,000	80,000
Secondary Market Approach
Total Assets	Schedule 3	72,000	92,000	112,000
Invested Capital	Schedule 3	30,000	68,000	107,000

Estimate of fair market value as at March 31, 2010		65,000	75,000	85,000

Add: Magna E-Car spending from April 1, 2010 to the Effective Date (dollar for dollar)		XX	XX	XX

Estimate of fair market value at the Effective Date		XX	XX	XX

168.	We note that as this Report has been prepared as at the Valuation Date, and therefore will neither reflect the fair market value at the Effective Date nor consider any additional spending made by Magna E-Car between the Valuation Date and the Effective Date. We note that if these amounts were to be considered, they should be on a dollar-for-dollar basis consistent with our understanding in the Draft Proxy Circular, and should be reduced for any tax benefit to Magna prior to the Effective Date. Further unanticipated events may occur that would impact value.

169.	Should you have any questions with respect to the contents of this Report, please do not hesitate to call us.

Yours truly,

Kristian Knibutat, FCA, CA·CBV / Helen Mallovy Hicks, FCA, CA·CBV / Sean Rowe, CA, CBV / Aaron Au, CA, CBV

Valuations
Advisory Services

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APPENDIX A

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

AS AT MARCH 31, 2010

SCOPE OF OUR WORK

1.	Appendix A forms an integral part of and must be read in conjunction with PricewaterhouseCoopers LLP’s report dated May 28, 2010 (the “Report”). In particular, detailed discussions with respect to assignment background, limiting conditions, scope of review, major assumptions and Management representations, which are integral to this valuation, are contained within the Report.

2.	In preparing our Report, we reviewed the following:

(a)	Management’s forecast operating results (for booked business only) for the fiscal years ending December 31, 2010 to December 31, 2014, received from Pat McCann on May 26, 2010;

(b)	Various industry analyst reports provided by Management;

(c)	Various other financial and non-financial information provided by Management including but not limited to:

•	Draft Share Purchase Agreement, E-Car USA, dated May 15, 2010;

•	Draft Asset Purchase Agreement, Canadian, May 15, 2010;

•	Draft Interest Purchase Agreement dated May 15, 2010;

•	Proposed Restructuring of E-Car Business presentation, draft for discussion, dated May 27, 2010;

•	Draft Limited Partnership Agreement dated May 28, 2010;

•	Draft Cooperation Agreement dated May 28, 2010;

•	Draft Management Information Circular/Proxy Statement dated May 28, 2010 (the “Draft Proxy Circular”);

•	Executed Transaction Agreement dated May 6, 2010;

•	Magna E-Car Systems Business Plan, 2010 – 2014, dated December 9, 2009;

•	Proposed E-Car Reorganization draft, dated April 21, 2010 with accompanying draft Proposed E-Car JV Terms document;

•	Management-prepared presentation of E-Car Systems (not dated) provided to us on April 22, 2010;

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX A

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

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SCOPE OF OUR WORK

•	Magna International Inc. E-Car Systems Balance Sheets as at December 31, 2009 and March 31, 2010, including funding analysis;

•	2010 Q1 review PowerPoint presentation;

•	BluWav M&A Transaction Summary (not dated) attached in an email received from Pat McCann on April 23, 2010;

•	BluWav offering document (not dated) and August 31, 2008 internal statements attached in an email received from Pat McCann on May 1, 2010;

•	Summary of Ford-Magna Development and Supply Agreement attached in an email received from Jason Wolkove on March 1, 2010;

•	Licensing and Technical Services Agreement with * dated June 10, 2009;

•	Memorandum of Understanding between Magna E-Cars, * dated January 22, 2010;

•	Ford Focus BEV Volume - CSM data attached in an email received from Pat McCann on May 2, 2010;

•	Magna E-Car EU patent list dated May 3, 2010 attached in an email received from Vince Galifi on May 3, 2010;

•	Magna Electronics EV/HEV North America current patent list, and BluWav patent list as at October 2008, provided by John Simonetti on May 20, 2010;

•	List of EV/HEV issued and pending patents owned by Magna Powertrain, attached in an email received from John Simonetti on May 27, 2010;

•	Magna Electronics Capabilities & Facilities Overview presentation provided in hard copy by Brian Peaslee on May 21, 2010;

•	Road Show Presentation dated May 2010 attached in an email received from Nancy Hansford on May 20, 2010;

•	EV/HEV Balance Sheets and Income Statements for Magna NA EV/HEV as at December 2009 and March 2010 and engineering cost breakdown attached in an email received from Dave Turnbull on May 26, 2010;

*  Confidential Treatment Requested

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX A

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SCOPE OF OUR WORK

•	EV/HEV Balance Sheets and Income Statements for Magna EU EV/HEV as at December 2009 and March 2010 attached in an email received from Dave Turnbull on May 26, 2010;

•	EV/HEV Business Plan and Sales Details for Magna NA EV/HEV dated May 21, 2010 and attached in an email received from Ken Wagner on May 21, 2010;

•	EV/HEV Business Plan and Sales Details for Magna EU EV/HEV dated May 24, 2010 and attached in an email received from Dave Turnbull on May 24, 2010; and

•	E-Car Ford Project M March 2010 Billable Costs file attached in an email received from Rick Voetberg on May 21, 2010.

(d)	Meetings and discussions with Management, including but not limited to the following individuals:

(i)	J.E. “Ted” Robertson – President for North America, Magna E-Car Systems

(ii)	Vince Galifi – CFO, Magna International Inc.

(iii)	John Simonetti – CFO, Magna E-Car Systems

(iv)	Dave Turnbull – CFO, Magna Electronics Inc.

(v)	Jeff Palmer – Executive Vice-President and Chief Legal Officer, Magna International Inc.

(vi)	Patrick McCann – Vice-President Finance, Magna International Inc.

(vii)	Hans Mueller – Vice-President Finance, Magna E-Car Systems

(viii)	Peter Reif – President and Global Leader of Magna E-Car Systems

(ix)	Bassem A. Shakeel – Vice-President and Secretary, Magna International Inc.

(x)	Gary Meyers – Business Line Director EV/HEV, Magna Electronics

(xi)	Ken Wagner – Vice-President Finance, Magna Electronics

(xii)	Brian Peaslee – Product Manager, Propulsion Systems, Magna Electronics

(xiii)	Rick Voetberg – Controller, Holly Division, Magna Electronics

(xiv)	Cathy Kresnick – Manager, Financial Reporting, Magna Electronics

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX A

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AS AT MARCH 31, 2010

SCOPE OF OUR WORK

(e)	Limited research on the industry and general economic conditions in which the Company operates;

(f)	Certain publicly available financial and stock trading information regarding somewhat comparable public companies; and

(g)	Certain publicly available transaction information regarding somewhat comparable companies in the Electric Vehicle industry.

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX B

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

AS AT MARCH 31, 2010

INDUSTRY OVERVIEW

Introduction

1.	Appendix B forms an integral part of and must be read in conjunction with PricewaterhouseCoopers LLP’s report dated May 28, 2010 (the “Report”). In particular, detailed discussions with respect to assignment background, limiting conditions, scope of review, major assumptions and Management representations, which are integral to this valuation, are contained within the Report.

Automobile Industry

2.	In the five years to 2010, global automobile industry revenue declined by approximately 1.0% annually to $1.79 trillion in response to higher fuel prices, changing consumer preferences, and the global recession. In 2009, the car segment, which consists of small, medium, large, luxury, hybrid and electric cars, accounted for 67.6% of the market. Demand in the car segment has grown steadily due to consumers rising preferences for fuel efficient cars. The SUV and light truck accounted for 24.1% of the market, reflecting falling demand. Vans accounted for 8.3% of the global market, and have remained steady over the last five years.

3.	Regionally, North Asia, which consists of Japan, China and South Korea, are the leading manufacturers of automobiles, with 39% of global production. Europe and North America are the next largest producers at 26.0% and 17.4%, respectively.

Electric and Hybrid Vehicles

4.	Due to a combination of increased consumer environmental awareness and government regulations, and higher gasoline prices, hybrid and electric vehicles experienced significant growth in 2007 and early 2008. Fully electric cars run on an electric battery, whereas hybrid vehicles run on both an electric battery and an internal combustion engine. Instead of an internal combustion engine as used in many conventional automobiles, electrical vehicles use electric motors with power derived from a battery currently composed of either lead acid, nickel metal hydride (NiMH) or lithium-ion.

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX B

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

AS AT MARCH 31, 2010

INDUSTRY OVERVIEW

5.	There are four types of electric vehicles differentiated by usage and functionality

Vehicle Name	Examples	Battery Solution	Characteristics

Neighbourhood Electric Vehicles (NEVs)	GEM e2/e4/e6, Reva G-Wiz i, Zenn, Zap	Lead Acid Battery	Weighs less than 3,000 lbs Maximum speed of 25 mph

City Electric Vehicles (CEVs)	Smart EV, BMW Mini	Lithium-ion Battery	Small/light vehicle for use in urban areas with city- highway mix

Extended-Range Electric Vehicles (eREVs)	Chevy Volt, Toyota Prius PHEV, Chrysler Sedan	Lithium-ion Battery	Drive range and speed are more advanced, comparable to IC engine vehicles

High-Performance Electric Vehicles (HPEVs)	Tesla, Fiskers - Karma, Venturi - Fetish, Lightning GT	Lithium-ion Battery	Speeds over 100mph Driving range over 100 miles Price expected to reach $100,000

Source: Frost & Sullivan: Strategic Analysis of North American Passenger EV Market, May 2009

6.	The cost of electric and hybrid cars is higher than traditional vehicles, due to the cost of the batteries used to power the vehicle. One of the biggest impediments to owning a hybrid or a fully electric car is the energy storage system. Currently, batteries are used as the energy system for electric vehicles, but these have been criticized as being heavy, bulky, environmentally unsafe, and expensive. Batteries currently account for approximately a third of the cost of a plug-in hybrid electric vehicle. However, hybrid cars use a relatively smaller battery than the fully electric vehicle. They also come with a much smaller internal combustion engine.

7.	According to Jacob Securities, successful promotion and adoption of fully electric vehicles will require that the new vehicles have the following attributes relative to the existing conventional vehicles :

(a)	Similar purchase price;

(b)	Lower operating cost, e.g. fuel, maintenance, etc;

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX B

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

AS AT MARCH 31, 2010

INDUSTRY OVERVIEW

(c)	Higher reliability, including reduced frequency of repairs; and

(d)	A longer driving range, capable of frequent highway use.

8.	Based on our understanding of the industry and discussions with Management, we understand that no participants are close to achieving the above.

9.	Frost & Sullivan regard the primary drivers of electric vehicle adoption as being increased fuel prices, government incentive and subsidy programs for electric cars, contribution to the environment, exemption from emission certification, the absence of safety issues, the removal of constraints to battery supply, and some free parking incentives for electric vehicles in cities. However, in order to successfully penetrate the automobile market, Frost & Sullivan also note that the electric vehicle must be reliable, with reasonable purchase prices and fuel costs.

Trends

10.	Environmental Concerns: Growing environmental concerns over pollution and global warming are expected to facilitate the adoption of hybrid and electric cars globally. Governments around the world are beginning to adopt stringent standards and regulations involving fuel economy and vehicle emissions. As a result, many vehicle manufacturers are offering more fuel efficient and environmentally friendly cars, such as hybrids and electric vehicles. In May 2009, the U.S. federal government updated the Corporate Average Fuel Economy (“CAFE”) standards which will require 2011 model year vehicles to achieve an average of 30.2 miles per gallon for passenger cars and 24.1 miles per gallon for trucks. Despite initially opposing the change due to higher production costs, GM, Chrysler, and Ford have agreed to shift their product line-ups to offer more green products.

11.

Government Incentives and Subsidies: In addition to the regulations and new standards being introduced globally, many governments are also providing subsidies and incentives to manufacturers and consumers to promote alternate fuel, hybrid electric and fully electric vehicles as part of environmental goals. The U.S. federal government is providing a tax credit in the range of $2,500-$15,000 for the purchase of plug-in hybrid electric vehicles. The U.S. government has also pledged up to $25 billion for

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX B

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INDUSTRY OVERVIEW

providing loan assistance to fund the manufacture and development of advanced technology vehicles. This fund was established to provide approximately 30% of the costs for re-equipping, expanding or establishing manufacturing facilities.

12.

Rising Fuel Prices: Between 2003 and early 2008, gas and diesel prices rose significantly. This prompted consumers to shift from heavy fuel consuming vehicles such as pick-up trucks, vans and SUVs to smaller, more fuel efficient cars. Manufacturers in Japan tried to capitalize on consumer demand for fuel efficient vehicles by introducing new products, such as hybrid and electric cars. Other automakers, such as General Motors, Chrysler and Ford, were more reluctant to shift their production focus from big to small cars because they expected that fuel prices would eventually fall.[1]

13.	Growth in the Number of Charging Stations: Inadequate charging infrastructure and long charging times are some of the market restraints to the electric vehicle industry. Currently, the charge time for City Electric Vehicles is approximately 6 hours with a driving range of about 100 miles. According to Frost & Sullivan, an estimated 2.0-2.5 charge stations per electric vehicle are needed to sustain the market due to the heavy reliance on battery power. Synergies and initiatives from several industries, such as utility companies, are expected to facilitate an increase in the number of charging stations in the future. By 2015, approximately 2.3 million charge stations are expected to be available, 15-20% of which will be fast charge stations.

14.	Economic Recession: Motor vehicle sales declined significantly in 2008 due to the financial crisis that affected the global economy. The labour market deteriorated across many regions, leading to lower disposable income and a decline in the demand for motor vehicles. With consumer sentiment also declining, many consumers postponed purchases of big-ticket items such as cars and houses. Price reductions and other incentives to boost car sales had minimal effects in increasing sales. IBIS World expected total global revenue of automobile sales to fall by 15.7% in 2009.

[1]	IBIS World, Global Automotive and Light Duty Motor Vehicle Manufacturing, December 23, 2009, p.10-11 and 21.

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX B

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

AS AT MARCH 31, 2010

INDUSTRY OVERVIEW

15.	Automobile Production Growth in Emerging Economies: Vehicle production in the emerging economies of Brazil, India and China are predicted by IBIS World to expand significantly in the next five years due to rising incomes and adoption of cars. In 1991, China accounted for only 1.5% of the global car production. However, following the opening of its economy to the world and increasing adoption of cars as a means of transportation by the population, production grew very rapidly. China is expected to account for approximately 20% of the global automobile production in 2010. Due to perceived safety and quality concerns, there has been a lack of acceptance of Chinese cars in North America, with China vehicle exports primarily to the low-cost nations of Africa, Asia and some European countries. Brazil’s car industry has also risen over the past five years due to its commitments to flex-fuel vehicles that operate on ethanol and gasoline.

16.	Shift towards Electric Vehicle Production in China: The Chinese government is advocating for innovations in green energy technologies amidst rising concerns over worsening pollution and the increased reliance upon oil. By 2020, China is hoping sales of greener vehicles will account for 10-15% of their total automobile sales. Government subsidies are crucial in ensuring this goal towards green vehicles. China’s government and automakers have invested approximately 10 billion yuan in developing green vehicles since 2006. According to the EIU, automakers in China are expected to receive another major subsidy from the government stimulus package this year. Electric cars produced in China by domestic or multinational firms are expected to qualify for subsidies of up to 60,000 yuan per vehicle. Local governments of 10 major cities in China are also supporting the plan to develop electric vehicles. In addition, the Chinese government is planning to build charging stations in at least four major cities in 2010.

Regulation

17.	Regulations have been established around the globe due to increasing environmental concerns over emissions from manufacturing plants and vehicles. In the United States, for example, the U.S. federal government administers regulations to improve emissions. One stringent regulation is the CAFE standards, which requires automakers to decrease emissions and to increase the fuel efficiencies of cars. CAFE imposes limits on the amount of regulated pollutants that new motor vehicles in the U.S. can emit. According

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX B

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

AS AT MARCH 31, 2010

INDUSTRY OVERVIEW

to the most recent CAFE standards, U.S. automakers are expected to meet an average fuel consumption for their entire fleet of 35.5 miles per gallon (“mpg”), setting an approximate standard of 39 mpg for cars and 30 mpg for light trucks by 2016.

18.	California, which accounts for 13% of the U.S. automobile market, implemented a plan to reduce car emissions by up to 34% for cars and light trucks and 25% for larger vehicles by 2016. In 2007, the Environmental Protection Agency was given the authority to regulate vehicle emissions that would contribute to global warming. Japan, the European Union, China, and India have begun to implement measures and regulations addressing the air quality issues of motor vehicles.

Outlook

19.	Hybrid cars have been gaining market share over the last few years. Demand for these vehicles is expected to increase in the next five years due to improved fuel efficiency, lower emissions, environmental concerns and a limited supply of global oil. The success of hybrid cars pioneered by Toyota and Honda has already gained worldwide attention. U.S. hybrid sales rose from 9,350 in 2000 to 315,761 in 2008. As the popularity of hybrids continues to rise due to proven reliability and higher standards, more models are anticipated to enter the market. Mergent predicts there will be sales of at least 1.1 million hybrid cars by the end of the decade.

20.	North Asia, Europe and North America are currently the largest manufacturers of vehicles in the world, yielding a total market share of 82.4%. However, IBIS World forecasts India, South Asia and Brazil will experience the greatest percentage growth in motor vehicle production. In these regions, car ownership is expected to rise significantly and more multinational manufacturers will begin to expand into those regions to take advantage of the lower labour costs and growing market of consumers.

21.

The world economy is forecast to recover in 2010. Western Europe, Japan and the U.S. are expected to expand by approximately 3.0% annually from 2010-2015, while emerging economies are expected to grow by double digits in the same period. With mild recovery expected in the near term, disposable income and consumer sentiment is also expected to recover and stimulate demand for vehicles. According to IBISWorld,

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX B

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

AS AT MARCH 31, 2010

INDUSTRY OVERVIEW

global automotive industry revenues are expected to increase by 5.9% annually over the next five years, reaching $2.38 trillion by 2015.

22.	With the success of hybrids, more green initiatives and innovations are underway in the automotive industry. General Motors has embraced electric vehicles as the best solution for the future of vehicle manufacturing, with Toyota and Ford sharing in with this optimism. However, many automakers are delaying the commercial launches of their electric vehicles due to problems with developing their energy system for powering the vehicles. Currently, lithium-ion batteries are used to power electric cars. These batteries continue to pose a technological challenge involving the compromise of power for safety and durability. A second challenge is the development of an adequate infrastructure for charging the hybrid vehicles’ battery. Other challenges include the high cost associated with developing cost effective and reliable drive trains.

23.	The following table shows Frost & Sullivan’s forecasts for electric vehicle sales in North America based on either lithium or non-lithium battery power:

Vehicle	2008	2009	2010	2011	2012	2013	2014	2015
Electric Vehicles with Non-Lithium-ion Batteries	3,113	3,080	1,410	1,455	1,300	1,380	1,200	1,050
Electric Vehicles with Lithium-ion Batteries	100	1,100	10,120	24,495	69,950	148,470	291,300	480,450
Total	3,213	4,180	11,530	25,950	71,250	149,850	292,500	481,500

Source: Frost & Sullivan: Strategic Analysis of North American Passenger EV Market, May 2009

24.	The first electric hybrid, the GM Chevrolet Volt, is expected to launch in 2010. In bringing the Volt to market; GM has collaborated with more than 30 electric utility companies. According to Frost & Sullivan, City Electric Vehicles (CEVs) and Extended-Range Electric Vehicles (eREVs) are expected to account for 95% of the Electric Vehicle market by 2015.

25.	The light duty motor vehicle sector, which includes hybrid and electric cars, is expected to expand by 5.4% annually over the next five years to 2015. Demand for automobiles in this segment will be primarily driven by green related factors with rising concerns over environmental issues and the need for more fuel efficient cars as fuel prices

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX B

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INDUSTRY OVERVIEW

remain high. Almost all global manufacturers have engaged in R&D to develop environmentally friendly and fuel efficient vehicles. Earlier in 2009, U.S. President Barack Obama announced $2.4 billion in grants to U.S. companies for the manufacture and development of batteries and electric vehicles domestically. Many automakers are investing in the electric car technology in anticipation of high consumer adoption in the near future. IBISWorld predicts that major car manufacturers will begin launching electric cars as the technology and innovations improve over the next five years. JP Morgan estimates that by 2018, there will be a total of 9.6 million electric vehicles in the market globally. We note, however, that estimates such as the above are very much contingent upon the OEMs and suppliers cracking the technical, cost and performance challenges you highlight earlier, along with implementation of an adequate charging infrastructure,

SOURCES:

Economist Intelligence Unit: Automakers go ‘green’ in Beijing, April 2010

Economist Intelligence Unit: Chinese companies in great electric car race, April 2010 Frost & Sullivan, Passenger Electric Vehicle Market, January 29, 2009

Frost & Sullivan, Strategic Analysis of North American Passenger EV Market, May 2009 IBIS World, Global Automobile and Light Duty Motor Vehicle Manufacturing, March 24, 2010

Jacob Securities, Initiating Coverage: Zenn Motor Company, September 2, 2009

Mergent, Automotive Sectors, November 2009

The Future of Electric Vehicles: Setting the Record Straight on Lithium Availability, August 27, 2009

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX C

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

AS AT MARCH 31, 2010

ECONOMIC OVERVIEW

Introduction

1.	Appendix C forms an integral part of and must be read in conjunction with PricewaterhouseCoopers LLP’s report dated May 28, 2010 (the “Report”). In particular, detailed discussions with respect to assignment background, limiting conditions, scope of review, major assumptions and Management representations, which are integral to this valuation, are contained within the Report.

2.	Gross Domestic Product: Global output and trade began to rebound in the second half of 2009, after experiencing the most pronounced economic downturn in recent history. World GDP growth rose to 4.5% in the second half of 2009, following a rise of 3.25% in the second quarter of 2009. Final domestic demand was strong in key emerging and developing economies, while the turn of the inventory cycle in advanced countries and the rise in global trade also helped support the recovery. In addition, there has been continued strengthening in both consumer and business confidence in most OECD countries.

3.	Activity in the advanced economies has stabilized as a result of significant public intervention and modest growth in several economies. However, the recovery in the developed economies is expected to remain sluggish, challenged by weak domestic demand, high unemployment and public debt, as well as tight credit conditions. Real GDP in the advanced economies is expected to expand by 2.25% in 2010 and 2.5% in 2011, following a decline of more than 3.0% in 2009.

4.	The recovery of emerging economies has generally been ahead of the developed economies, largely as a result of the rebound in commodity prices and supportive government policies for these regions. Real GDP growth for the emerging economies is forecast to be over 6.25% in both 2010 and 2011. This rebound is expected to be largely driven by China, India and other emerging Asian economies.

5.	The IMF projects that global real GDP will accelerate by 4.25% in both 2010 and 2011, following a contraction of 0.8% in 2009. The Economic Intelligence Unit (“EIU”) however, is slightly less optimistic, projecting that the global economy will expand by 3.8% in 2010 and 3.5% in 2011.

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX C

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

AS AT MARCH 31, 2010

ECONOMIC OVERVIEW

6.	The table below shows projections from the EIU for real GDP growth and inflation for OECD countries and the world:

Indicator	2007	2008	2009	2010f	2011f	2012f	2013f	2014f
Real GDP Growth – OECD	2.7	0.5	-3.4	2.1	1.6	2.0	2.2	2.3
Real GDP Growth – World	5.0	2.9	-0.9	3.8	3.5	3.9	4.1	4.2
Inflation – OECD	2.1	3.2	0.0	1.1	1.3	1.7	2.1	2.2
Inflation – World	3.4	4.9	1.5	2.7	2.7	3.0	3.1	3.2

Source: Economist Intelligence Unit, World Economy: EIU’s Latest Assumptions

7.	Inflation: In the U.S., annual core inflation, which excludes food and energy prices, declined to 1.5% in February 2010, from around 2.0% in the previous period. Core inflation in the euro area has also fallen below 1.0%, down from its peak of just under 2.0% in 2008. The emerging markets have limited the declines in global inflationary pressures as a result of strong commodity prices in their regions. Inflation in developing markets has varied year-to-year, but remained at levels above advanced economies. Looking ahead, inflation is expected to remain relatively slow, due to the still-low levels of capacity utilization and well-anchored inflation expectations. In the advanced economies, headline inflation is expected to increase to approximately 1.3% in 2010, as wage settlements remain depressed and energy prices increase only modestly. In emerging and developing countries, inflation is expected to vary due to the price sensitivity of commodity prices. However, inflation is not expected to increase substantially in the region. The EIU forecasts global headline inflation to reach 2.7% in both 2010 and 2011.

8.	Bank Rate: In order to prevent the economic crisis from worsening, central banks in most advanced and many emerging economies aggressively cut their policy rates to historical lows. Policy rates are between 0.25% and 1.0% in Canada, Sweden, the U.S. and some European countries. Over the near term, many central banks are expected to maintain low interest rates, as underlying inflation is expected to remain depressed and unemployment high given the still fragile nature of the recovery. However, as the world economy is recovering from the global recession, many global central banks are expected to start tightening early in the second half of 2010. The EIU predicts that the Federal Reserve will leave interest rates unchanged until the third quarter of 2011, with the euro area and Japan leaving rates unchanged till the fourth quarter of 2011.

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX C

MAGNA INTERNATIONAL INC.

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ECONOMIC OVERVIEW

9.	Employment: Unemployment in the developed economies are expected to remain high at around 8.5% through 2011 due to slow recovery in output and lingering effects of the financial crisis. However, employment growth is expected to become positive for many advanced economies in 2010. Unemployment increases have generally been more subdued in the emerging and developing economies. After declining for four consecutive years, the global unemployment rate started to climb in 2008. Despite signs of recovery in the global economy in 2009, labour markets showed little signs of improvement. It is estimated that the global unemployment rate increased to 6.6% in 2009, up from 5.8% in 2008. The largest increases by region were in the developed economies and the European Union, which rose by 2.3%, followed by 2.0% in central and south-eastern Europe. The International Labour Office projects that the high unemployment rates will continue into 2010. The unemployment rate in developed economies and the European Union is forecast to increase from 8.4% in 2009 to 8.9% in 2010, while the rate is expected to remain relatively steady in other regions.

10.	Oil: The price of oil increased dramatically in 2007-2008, with a peak of US$140/barrel in mid-2008. However, the global economic crisis resulted in lower demand and rising inventory levels of oil. Prices began to stabilize with an average of US$45/barrel in the first quarter of 2009. The large decline in oil prices is expected to reduce investment in oil exploration and production in 2009 and 2010. The EIU anticipates global demand for oil will rebound in 2010 after two straight years of declining consumption, with the average cost of oil expected at $US77.0/barrel. However, as the impact of economic stimulus packages begin to fade this year, the demand for oil is expected to decline again. In mature economics, the consumption of oil is expected to weaken from 2011 onwards due to the rise in vehicles that use biofuels as a result in the higher fuel-efficiency standards implemented by the government. Demand is expected to remain high in emerging economies such as China, India and the Middle East, as a result of economic growth, rising incomes and fuel subsidies. The EIU predicts global demand for oil will recover in the near term, forecasting prices of oil of US$77.0/barrel in 2010, and US$73.0/barrel in 2011.

Indicator	2007	2008	2009	2010f	2011f	2012f	2013f	2014f
Oil Prices ($US/barrel)	72.7	97.7	61.9	77.0	73.0	80.0	84.5	83.5

Source: Economist Intelligence Unit, World Economy: A Recovery, but Challenges Loom

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

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11.	Fiscal Environmental Outlooks: The world is increasingly moving towards more efficient use of energy, conservation of energy resources and lower emissions as Government regulations are being implemented to enforce higher environmental standards. According to the International Energy Agency, carbon-dioxide emissions rose 38% globally from 1990 to 2007. Governments around the world have three main initiatives for encouraging companies and households to reduce carbon emissions: carbon trading, taxes on carbon or energy and enforcing regulations. Mature economies have been more successful with regulating markets for more efficient use of energy in the transportation, construction and domestic appliance sectors. However, emerging economies are also beginning to enforce some regulations in an effort to enforce higher environmental standards.

12.	In the United Nations climate-change conference in December 2009, 190 of the countries attending were unable to resolve differences over emission targets and financing for the emerging economies. As a result of the meeting, the Copenhagen Accord tentative agreement was produced, which has no legal force and omits mandatory targets for the countries involved. The next United Nations climate-change meeting is scheduled in Germany in mid-2010, which is set to reach a global agreement on emissions regulations and targets.

SOURCES:

Economist Intelligence Unit, World Economy: Carbon Trading, December 8, 2009

Economist Intelligence Unit, World Economy: Cop-Out, December 21, 2009

Economist Intelligence Unit, World Economy: EIU’s Latest Assumptions, February 1, 2010

Economist Intelligence Unit, World Economy: EIU’s Latest Assumptions, April 1, 2010

Economist Intelligence Unit, World Economy: Oil Won’t Stay at Current Highs, June 1, 2009

Economist Intelligence Unit, World Economy: Unsustainable Recovery, January 20, 2010

Economist Intelligence Unit, World Economy: World Economy: A Recovery, but Challenges Loom, March 17, 2010

European Central Bank, Monthly Bulletin, January 2010

IMF, World Economic Outlook Update, January 26, 2010

IMF, World Economic Outlook, October 15, 2009

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX C

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ECONOMIC OVERVIEW

IMF, World Economic Outlook—Rebalancing Growth, April 2010

International Labour Office, Global Employment Trends, January 2010

Scotiabank Group, International Views, Fourth Quarter 2009

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX D

MAGNA INTERNATIONAL INC.

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OVERVIEW OF VALUATION METHODOLOGIES

INTRODUCTION

1.	Appendix D forms an integral part of and must be read in conjunction with PricewaterhouseCoopers LLP’s report dated May 28, 2010 (the “Report”). In particular, detailed discussions with respect to assignment background, limiting conditions, scope of review, major assumptions and Management representations, which are integral to this valuation, are contained within the Report.

Overview

2.	There are three basic, generally-accepted approaches for valuing a business, business ownership interest or security:

(a)	The Asset-Based Approach;

(b)	The Income/Cash Flow Approach; and

(c)	The Market Approach.

3.	In certain cases, a combination of two or three of the foregoing approaches may be appropriate.

Asset-Based Approach

4.	The Asset-Based Approach is adopted where either:

(a)	Liquidation is contemplated because the business is not viable as an ongoing operation;

(b)	The nature of the business is such that asset values constitute the prime determinant of corporate worth (e.g., vacant land, a portfolio of real estate, marketable securities or investment holding company, etc.); or

(c)	There are no indicated earnings/cash flows to be capitalized.

(d)	If consideration of all relevant facts establishes that the Asset-Based Approach is applicable, the method to be employed will be either a going-concern scenario

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX D

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OVERVIEW OF VALUATION METHODOLOGIES

(“Adjusted Net Asset Method”) or a liquidation scenario (on either a forced or an orderly basis), depending on the facts.

5.	In applying the Adjusted Net Asset Method, each asset and liability appearing on the balance sheet is written up or down, as the case may be, to its respective current or fair market value as of the valuation date, on a going-concern (as opposed to a liquidation) basis. Corporate income taxes relating to the above adjustments are notionally deducted (or added), depending on the circumstances, to arrive at adjusted shareholders’ equity on a net basis.

Income/Cash Flow Approach

6.	The Income/Cash Flow Approach is a general way of determining a value indication of a business (or its underlying assets), using one or more methods wherein a value is determined by capitalizing or discounting anticipated future benefits. This approach contemplates the continuation of the business operations, if the business is a “going concern”.

7.	The Income/Cash Flow Approach is adopted where the business being valued is earning a fair return on its capital employed and the notional purchaser wishes to acquire the future indicated earnings/cash flow stream generated by the enterprise. That is, the earnings value of a going concern is based upon the yield to an investor, at the desired rate of return on the investment, having regard to a number of “internal” and “external” factors relating to the future prospects of the business, the rates of return on alternative investments, the degree of risk involved, the liquidity of the investment, etc.

8.	Anticipated benefits are converted to value using procedures that consider the expected growth and timing, the risk profile of the benefits stream and the time value of money. The conversion of the benefits stream to value normally requires the determination of a capitalization rate or discount rate (rate of return). In determining the appropriate rate, consideration is given to such factors as interest rates, rates of return anticipated by investors on alternative investments, the risk characteristics of the anticipated benefits of the subject entity, etc. Typically, the rate of return or discount rate used is consistent with the anticipated benefits.

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX D

MAGNA INTERNATIONAL INC.

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OVERVIEW OF VALUATION METHODOLOGIES

9.	The earning power of a viable going concern is usually greater than the aggregate values of its individual tangible assets because of the value-in-use of both the intangibles and the tangible assets viewed together.

10.	The more common methodologies, or techniques, applied under the Income/Cash Flow Approach are:

(a)	Capitalizing operating earnings or cash flow, applying either the Capitalized Earnings Method or the Capitalized Cash Flow Method respectively (or variations thereof such as capitalized Earnings Before Tax (“EBT”), capitalized Earnings Before Interest and Taxes (“EBIT”), capitalized Earnings Before Interest (“EBI”) or capitalized Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), EarningsAfter Tax (“EAT”)); and

(b)	Discounting the future stream of benefits, applying either the Discounted Cash Flow (“DCF”) Method.

Capitalized Earnings Method

11.	To determine the value of a business applying the Capitalized Earnings Method, the reported earnings, usually for a representative period of preceding years (which should generally serve as a guide to future trends), are adjusted in respect of:

(a)	Extraordinary, non-recurring and unusual items that would otherwise distort the estimate of future profits;

(b)	Non-arm’s length transactions that may be of an uneconomic or discretionary nature);

(c)	Consistency with the operating conditions that are expected to prevail; and

(d)	Additions to, or reductions in, capital employed.

12.

Where there is a definite trend in the sales patterns and adjusted earnings, the normalized earnings may be weighted (in order to place more emphasis on the most recent or indicative years) to arrive at a likely trend of annual, future earnings. These adjusted results are then multiplied (capitalized) by a price/earnings multiple (capitalization factor)

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX D

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OVERVIEW OF VALUATION METHODOLOGIES

in order to arrive at the capitalized earnings value, or going-concern value of the operations. To this amount, the net realizable value of any redundant assets or liabilities is added (or deducted) to arrive at the en bloc value of all of its issued and outstanding shares (and other forms of equity capital, as appropriate).

Capitalized Cash Flow Method

13.	To determine the value of a business applying the Capitalized Cash Flow Method, operating cash flow, derived from the elimination of non-cash items such as depreciation, amortization and deferred taxes, is substituted for earnings from operations and then further refined into “discretionary”, “net”, or “free” cash flow, which is then capitalized. This approach also assumes a level of recurring (annual) capital reinvestment, or ongoing capital maintenance, to sustain operations at existing volume levels (referred to as sustaining capital reinvestment). Since a notional purchaser in the marketplace would be concerned with the cash in-flows and out-flows of the business, the Cash Flow Method can often be more reliable than the Capitalization of Earnings Method in valuing a going concern under the Income/Cash Flow Approach, particularly when there are substantial non-cash expenses such as depreciation, amortization and deferred income taxes.

14.	Bases, such as EBIT or EBITDA, may be used in the capitalized earnings/cash flow method. These variations on earnings or cash flow can eliminate some of the subjectivity that necessarily occurs when assessing the financial structure of a business concern as a component of going concern value.

Discounted Cash Flow Method

15.	The DCF Method is generally appropriate in situations where the entity’s cash flows can be reasonably estimated and are expected to differ significantly from the current situation (due to for example, expansion of capacity, significant change of management and/or financial structure, cessation or sale of a portion of a business, or where the subject of the valuation has a finite life).

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX D

MAGNA INTERNATIONAL INC.

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OVERVIEW OF VALUATION METHODOLOGIES

16.	Under the DCF Method, projected future earnings or cash flows are discounted by the desired rate of return, which considers a number of internal and external factors relating to the business being valued, as well as the time-value of money. In effect, the rate of return has regard to the various risks attached to, and the opportunity costs of, acquiring the business.

17.	In addition, if appropriate, the residual, or “terminal”, value of the business/assets at the end of the projection period is included in the calculation, as there is an assumption that the assets purchased will ultimately be disposed of (converted to cash). To the extent that the sales proceeds of such assets form all or part of the return of the initial purchase price, such proceeds are considered in the same manner as other income/cash in-flows received during the period and would be discounted back to the valuation date accordingly.

Market Approach

18.	The Market Approach to valuation is a general way of determining a value indication of a business or an equity interest therein using one or more methods that compare the subject entity to similar businesses, business ownership interests and securities (investments) that have been sold. Examples of methods applied under this approach include, as appropriate:

(a)	The “Guideline Public Company Method”,

(b)	The “Merger and Acquisition Method”; and

(c)	Analyses of prior transactions of ownership interests in the subject entity.

The Guideline Public Company Method

19.

The Guideline Public Company Method is a method whereby market multiples are derived from market prices of actively traded stocks of companies that are engaged in the same or similar line of business. Under this method, guideline company data is gathered in order to develop value measures that can be applied to the subject company’s financial

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX D

MAGNA INTERNATIONAL INC.

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OVERVIEW OF VALUATION METHODOLOGIES

data, in order to reach an indication of value for the issued shares of the subject entity. To the extent that the risk associated with an investment in the subject entity is different from that of the guideline companies, subjective adjustments are made to the market-based ratios to reflect such differences.

Merger and Acquisition Method

20.	Under the Merger and Acquisition Method, valuation ratios are derived from open-market transactions of significant interests in entities engaged in the same or similar line of business as the subject entity.

21.	The factors considered in judging a reasonable basis for comparing the subject to similar businesses, business ownership interests, or securities that have been sold in the open market include:

(a)	Sufficient similarity of qualitative and quantitative investment characteristics;

(b)	Extent and verifiability of data known about the similar investment;

(c)	Whether or not the price of the similar investment was obtained in an arm’s length transaction, as a result of a forced or distressed sale, or other fact situation that may not provide evidence of fair market value; and

(d)	The relevance of market conditions existing at the transaction date and those at or proximate to the valuation date for purposes of the subject valuation.

Prior Transactions of Shares of the Subject Entity

22.	When relevant, this method includes the analysis of any prior transactions in the ownership of the subject entity within a meaningful timeframe. In this regard, a review is performed to determine, among other things, whether:

(a)	The transaction was at arm’s length;

(b)	It was the result of a forced or distressed sale (or purchase);

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX D

MAGNA INTERNATIONAL INC.

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OVERVIEW OF VALUATION METHODOLOGIES

(c)	It represented a minority or control position;

(d)	It was pursuant to the terms of a buy/sell agreement or put option; and

(e)	The market conditions at the time of the transaction were consistent with those at the effective valuation date.

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX E

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

AS AT MARCH 31, 2010

GLOSSARY OF TERMS

INTRODUCTION

1.	Appendix E forms an integral part of and must be read in conjunction with PricewaterhouseCoopers LLP’s report dated May 28, 2010 (the “Report”). In particular, detailed discussions with respect to assignment background, limiting conditions, scope of review, major assumptions and Management representations, which are integral to this valuation, are contained within the Report.

2.	What follows is an excerpt from the Draft Proxy Circular dated May 28, 2010 and does not contain all definitions and interpretations transcribed in the original document;

“445” means 445327 Ontario Limited, a corporation existing under the laws of the Province of Ontario, and a direct subsidiary of the Stronach Trust;

“446” means 446 Holdings Inc., a corporation existing under the laws of the Province of Ontario, and an indirect subsidiary of the Stronach Trust;

“447” means 447 Holdings Inc., a corporation existing under the laws of the Province of Ontario, and an indirect subsidiary of the Stronach Trust;

“affiliate” has the meaning given to it in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Amended Consulting Agreements” means the Consulting Agreements, as amended in accordance with the amendments contemplated by the Transaction Agreement;

“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Transaction Agreement or the Plan of Arrangement;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Appendix A to this Circular;

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX E

MAGNA INTERNATIONAL INC.

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GLOSSARY OF TERMS

“Articles of Arrangement” means the articles of arrangement of Magna in respect of the Arrangement that are required by the OBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Austrian DPSP” means the Magna International Austrian Employees’ Share Award Plan;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a statutory holiday in Toronto, Ontario;

“Canadian DPSP” means the Deferred Profit Sharing Plan for Canadian Employees of Magna International;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“CIBC” means CIBC World Markets Inc.;

“Circular” means this Management Information Circular/Proxy Statement of Magna, including the Notice of Meeting and all schedules and appendices and all documents incorporated by reference in this Circular;

“Class A Subordinate Voting Share” means a Class A subordinate voting share in the capital of Magna;

“Class B Share” means a Class B share in the capital of Magna;

“Consulting Agreements” means, collectively, the Magna International Europe Consulting Agreement, the New Magna Investments Consulting Agreement, the Magna Investments Business Development Agreement and the Magna Business Services Agreement;

“Corporate Constitution” means the corporate constitution contained in Magna’s Restated Articles of Incorporation dated August 28, 2008, a copy of which was previously filed with

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX E

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

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GLOSSARY OF TERMS

the Canadian securities regulatory authorities on SEDAR at www.sedar.com and with the SEC on EDGAR at www.sec.gov;

“Court” means the Superior Court of Justice (Ontario);

“Director” means the Director appointed under Section 278 of the OBCA;

“DPSPs” means, collectively, the Canadian DPSP, U.S. DPSP, U.K. DPSP, U.K. SIP, Austrian DPSP and German DPSP;

“EBITDA” means earnings before interest, taxes, depreciation and amortization;

“E-Car” means Magna’s E-Car Systems operating group;

“E-Car Limited Partnership Agreement” means the limited partnership agreement to be entered into between Stronach GP, Magna GP and Magna LP;

“E-Car Partnership” means Magna E-Car Systems L.P., a limited partnership formed pursuant to the laws of the Province of Ontario and governed by the E-Car Limited Partnership Agreement;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System maintained by the SEC;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“enterprise value” is a measure of an issuer’s market value, often used as an alternative to market capitalization, and means the issuer’s market capitalization plus debt, minority interest and preference shares, minus total cash and cash equivalents;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX E

MAGNA INTERNATIONAL INC.

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GLOSSARY OF TERMS

“German DPSP” means the Deferred Profit Sharing Plan for German Employees of Magna;

“Governmental Entity” means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) self-regulatory organization or stock exchange, including the TSX and the NYSE; (iii) subdivision, agent, commission, board or authority of any of the foregoing; or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court in respect of the Arrangement, a copy of which is attached as Appendix C to this Circular, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court;

“Intermediary” means an intermediary with which a non-registered holder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (in each case, as defined in the ITA) and similar plans, and their nominees;

“ITA” means the Income Tax Act (Canada), as amended;

“Laurel Hill” means Laurel Hill Advisory Group, Magna’s proxy solicitation agent for the Meeting;

“Magna” means Magna International Inc., a corporation existing under the OBCA, and its successors;

“Magna Board” or “Board” means the board of directors of Magna;

“Magna Business Services Agreement” means the business services agreement dated January 1, 2004 between Magna and Stronach Consulting Corp., as amended;

“Magna Electronics” means Magna’s electronic systems operating group;

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX E

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

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GLOSSARY OF TERMS

“Magna GP” means Magna E-Car Systems GP Holdings Inc., an indirect wholly-owned subsidiary of Magna existing under the laws of the Province of Ontario that will be a general partner of the E-Car Partnership;

“Magna Group” means Magna and its subsidiaries, taken as a whole;

“Magna International Europe Consulting Agreement” means the consulting agreement dated August 1, 1997 between Mr. Stronach and Magna International Europe AG (a successor to Magna Holding AG), as amended;

“Magna Investments Business Development Agreement” means the business development agreement dated August 1, 1997 between Stronach & Co. (formerly Frank Stronach & Co.) and Magna International Investments S.A. (as successor to Magna Investments N.V.), as amended;

“Magna LP” means Magna E-Car Systems LP Holdings Inc., an indirect wholly-owned subsidiary of Magna existing under the laws of the Province of Ontario that will be a limited partner of the E-Car Partnership;

“Magna Powertrain” means Magna’s powertrain operating group;

“Magna Steyr” means Magna’s complete vehicle engineering and assembly group;

“Material Adverse Change” means any change, effect, event, development, occurrence or state of facts that: (i) has materially adversely affected or would reasonably be expected to materially adversely affect the business, financial condition or prospects of the Magna Group; or (ii) has materially impaired or would reasonably be expected to materially impair the ability of Magna to conduct its business in the ordinary course;

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Minority Class A Subordinate Voting Shareholders” means the holders of Class A Subordinate Voting Shares, other than: (i) Mr. Stronach; (ii) the Stronach Trust; (iii) 445; (iv) 446; (v) 447; (vi) any related party of any of the foregoing within the meaning of MI

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX E

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

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GLOSSARY OF TERMS

61-101, subject to the exceptions set out therein; (vii) any other interested party to the Arrangement within the meaning of MI 61-101; and (viii) any person that is a joint actor with any of the foregoing for the purposes of MI 61-101; for greater certainty, the Minority Class A Subordinate Voting Shareholders includes the participants in the DPSPs;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“New Magna Investments Consulting Agreement” means the consulting agreement dated August 1, 1994 between Stronach & Co. (formerly Frank Stronach & Co.) and New Magna Investments N.V. (as successor to Magna Investments N.V.), as amended;

“Notice of Meeting” means the Notice of Special Meeting of Shareholders accompanying this Circular;

“NYSE” means the New York Stock Exchange;

“OBCA” means the Business Corporations Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Time;

“OEM” means original equipment manufacturer;

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form of Appendix B to this Circular, subject to any amendments or variations thereto made in accordance with the terms of the Transaction Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Preference Share” means a preference share in the capital of Magna;

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX E

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

AS AT MARCH 31, 2010

GLOSSARY OF TERMS

“Pre-Tax Profits Before Profit Sharing” has the meaning given to it in the Corporate Constitution;

“Proposal” means the proposal made by certain members of executive management of Magna and subsequently presented to, reviewed and considered by, the Special Committee under which, among other things, the share capital structure of Magna would be reorganized to eliminate the Class B Shares thereby leaving Magna with a single class of voting equity shares;

“PwC” means PricewaterhouseCoopers LLP;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian securities regulatory authorities;

“Shareholders” means, collectively, the holders of Class A Subordinate Voting Shares and Class B Shares;

“Special Committee” means the special committee of independent directors of the Magna Board constituted to consider, and make recommendations to the Magna Board regarding, the transactions contemplated by the Proposal;

“Stronach GP” means Magna Vita Inc., an indirect, wholly-owned subsidiary of 446 that will enter into the E-Car Limited Partnership Agreement, as a general partner of the E-Car Partnership, pursuant to the Plan of Arrangement;

“Stronach Trust” means certain trusts existing under the laws of the Province of Ontario, and their successors, of which Mr. Frank Stronach and certain members of his immediate family are trustees and members of the class of potential beneficiaries;

“subsidiaries” has the meaning given to it in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Transaction Agreement” means the transaction agreement dated May 6, 2010 among Magna, 446 and the Stronach Trust, a copy of which was previously filed with the

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

APPENDIX E

MAGNA INTERNATIONAL INC.

ESTIMATE OF FAIR MARKET VALUE OF MAGNA E-CAR

AS AT MARCH 31, 2010

GLOSSARY OF TERMS

Canadian securities regulatory authorities on SEDAR at www.sedar.com and with the SEC on EDGAR at www.sec.gov, and any amendments thereto;

“Transfer Agent” means Computershare Trust Company of Canada;

“TSX” means the Toronto Stock Exchange;

“U.K. DPSP” means the Magna International U.K. General Employee Benefit Trust;

“U.K. SIP” means, collectively, the Magna International UK Share Incentive Plan, Decoma International Share Incentive Plan and Intier Automotive UK Share Incentive Plan; and

“U.S. DPSP” means The Magna Group of Companies Retirement Savings Plan (U.S.).

This Appendix should only be read in conjunction with the PricewaterhouseCoopers LLP’s report dated May 28, 2010.

Magna International Inc.	Schedule 1
Valuation of Magna E-Car
Valuation Date: March 31, 2010
Valuation Summary
US $ (000’s)

			FAIR MARKET VALUE
		Reference	LOW	MIDPOINT	HIGH

Estimate of Fair Market Value:

Primary Approach:	Cost Approach
	Magna E-Car Systems	Schedule 2	35,000	39,000	43,000
	Magna Electronics EV/HEV	Schedule 3	28,000	31,000	34,000
	Magna E-Car Workforce	Schedule 5	3,000	3,000	3,000

			66,000	73,000	80,000

Secondary Approach:	Market Approach
	Tangible Assets	Schedule 4	72,000	92,000	112,000
	Invested Capital	Schedule 4	30,000	68,000	107,000

Magna E-Car Conclusion			65,000	75,000	85,000

Notes

1.	This Schedule should be read in conjunction with the PricewaterhouseCoopers LLP report dated May 28, 2010.

Magna International Inc.	Schedule 2
Valuation of Magna E-Car
Valuation Date: March 31, 2010
Cost Approach: Magna E-Car Systems
US $ (000’s)

		GLOBAL	NORTH AMERICA					EUROPE
	Notes	E-Car Systems	Cells and Packs	Battery Testing	Core	Product Development	Group Offices	Cells and Packs	Customer Programs	Product Development	Group Offices
Building		5,000	—	—	—	—	5,000	—	—	—	—
Leasehold improvements		500	—	—	—	—	500	—	—	—	—
Heavy machinery and equipment		16,200	12,900	1,300	—	200	—	1,800	—	—	—
Other machinery and equipment		2,700	—	—	—	—	—	2,700	—	—	—
Office equipment		100	—	—	—	—	100	—	—	—	—
Computer hardware and software		1,100	—	500	200	—	—	400	—	—	—

Fixed asset—net book value		25,600	12,900	1,800	200	200	5,600	4,900	—	—	—
Other assets		9,200	—	—	—	—	—	6,600	2,600	—	—
Non-cash working capital		(4,100)	(100)	(100)	(100)	(600)	(900)	(1,900)	(400)	—	—
Future tax		1,300	900	—	—	—	400	—	—	—	—
Retained (earnings)/deficit	3	44,300	4,900	—	4,200	600	300	31,700	—	2,000	600

Magna Funding		76,300	18,600	1,700	4,300	200	5,400	41,300	2,200	2,000	600

Building—net book value		5,000	—	—	—	—	5,000	—	—	—	—
Adjustments
North America: Deferred Taxes	4	(1,300)	(900)				(400)
Europe: Cells and Packs	5	(5,500)						(5,500)
Europe: Program Costs	6	(4,300)						(4,300)
Reduction in Intangible Costs	7	(26,145)	(1,577)		(3,486)	(747)		(18,177)		(1,660)	(498)

Magna E-Car Systems—Adjusted Cost		39,055	16,123	1,700	814	(547)	5,000	13,323	2,200	340	102

Magna E-Car Systems—Adjusted Cost, Rounded		39,000

Notes

1.	This Schedule should be read in conjunction with the PricewaterhouseCoopers LLP report dated May 28, 2010.
2.	This internal unaudited balance sheet for the North America and Europe E-Car Systems operations had been provided to us by Management.
3.	We understand from discussion with Management that approximately $9 million was spent prior to the inception of Magna E-Car Systems in Europe. We have included this amount in the balance in Europe - Cells and Packs.
4.	It is assumed that the tax losses would not be transferred to the E-Car Partnership, therefore no value has been ascribed to the tax asset.
5.	We understand from discussion with Management that these costs relate to legacy Magna E-Car Systems costs in Europe relating primarily to senior executive time.
6.	These costs relate to the * contract which we understand will be renegotiated to break-even and will not include the recovery of these costs.
7.	The following costs have been reduced, as described in the Report. We note that the total reduction in intangible costs have been allocated to the various business units on a pro-rata basis as calculated below:

		From Schedule 2.1	% of Total
North America—Cells and Packs—Fixed (Period) Costs		1,900	6%
North America—Core—Start-up Costs		4,200	13%
North America—Other—Fixed (Period) Costs		300	1%
North America—Other—General R&D		600	2%
Europe—Product Development—General R&D		2,000	6%
Europe—Group Office—Fixed (Period) Costs		600	2%
Europe—Cells and Packs—General R&D		21,900	70%

Total	A	31,500	100%

Capitalization multiple		0.17

Capitalized total	B	5,355

Reduction in intangible costs	B - A	(26,145)

*  Confidential Treatment Requested

Magna International Inc.	Schedule 2.1
Valuation of Magna E-Car
Valuation Date: March 31, 2010
Cost Approach: Magna E-Car Systems Funding Analysis (2)
US $ (000’s)

North America	Total	Total	Fixed Assets	Other Assets	Working Capital	Expensed Costs	Total	Start-up Costs	Fixed (Period) Costs	Program Costs	General R&D(3)	Deferred Taxes
Cells and Packs	18,600	15,800	12,900	—	(100)	3,000	2,800	—	1,900	—	—	900
Battery Testing	1,700	1,700	1,800	—	(100)	—	—	—	—	—	—	—
Core	4,300	100	200	—	(100)	—	4,200	4,200	—	—	—	—
Other	5,600	4,300	5,800	—	(1,500)	—	1,300	—	300	—	600	400

Total	30,200	21,900	20,700	—	(1,800)	3,000	8,300	4,200	2,200	—	600	1,300

Europe
Cells and Packs	41,300	9,600	4,900	6,600	(1,900)	—	31,700	—	5,500	4,300	21,900	—
Customer Programs	2,200	2,200	—	2,600	(400)	—	—	—	—	—	—	—
Product Development	2,000	—	—	—	—	—	2,000	—	—	—	2,000	—
Group Office	600	—	—	—	—	—	600	—	600	—	—	—

	46,100	11,800	4,900	9,200	(2,300)	—	34,300	—	6,100	4,300	23,900	—

Total	76,300	33,700	25,600	9,200	(4,100)	3,000	42,600	4,200	8,300	4,300	24,500	1,300

North America(2)
Cells and Packs:	Future Battery facility; fixed assets related to * agreement (total commitment approx. $20M); cumulative loss related to * training and technology transfer (approx $3M); consulting, and employee costs. The employee costs are non-recoverable.
Battery Testing:	Funding relates to acquisition of battery testing equipment.
Core:	Primarily costs related to acquiring new business and/or technology, and reviewing potential applications of new technologies.
Other:	General R&D and group offices. Costs associated with acquiring new programs and group office costs (primarily employee costs)
Product Development:	Primarily employee costs (T. Robertson’s group) related to acquiring new programs. Nothing awarded in addition to Ford.
Group Office:	Fixed assets relate primarily to building acquired in Michigan. Costs related to sales, marketing, human resources and finance - primarily employee costs.

Europe(2)
Cells and Packs:	* battery program; other asset represents guaranteed reimbursable engineering costs from *; cumulative loss relates primarily to unfunded R&D, * launch costs, and fixed costs which consist of historical group office costs (primarily employee costs). Also includes * program costs. Program costs relate to unrecoverable * program costs - program is cash flow break-even in the plan (based on revised volumes) General R&D relates to development costs for future battery programs (similar to * program). No further program awards to date.
Customer Programs:	* program; other asset represents guaranteed reimbursable engineering costs (total approx. €$20M) to be paid before SOP in 2010 and 2011.
Product Development:	General R&D - not customer specific; most significant cost relates to development of rolling chassis concept.
Group Office:	Costs related to sales, marketing, human resources and finance - primarily employee costs.

Notes

1.	This Schedule should be read in conjunction with the PricewaterhouseCoopers LLP report dated May 28, 2010.
2.	This internal unaudited funding analysis of the North America and Europe Magna E-Car Systems operations has been provided to us by Management.
3.	We understand from discussion with Management that approximately $9 million was spent prior to the inception of Magna E-Car Systems in Europe. We have included this amount in the balance in Europe - Cells and Packs.

*  Confidential Treatment Requested

Magna International Inc.	Schedule 3
Valuation of Magna E-Car
Valuation Date: March 31, 2010
Cost Approach: Magna Electronics EV/HEV
US $ (000’s)

		GLOBAL	NORTH AMERICA		EUROPE(3)
			Advanced
	Notes	Magna Electronics EV/HEV	Engineering Group	Motors Facility	EV/HEV

Net Fixed Assets	4	3,546	2,657	—	889
Construction In Progress	4	3,448	1,880	1,568	—

Total Fixed Assets		6,994	4,537	1,568	889
Other Assets	5	10,858	9,790	57	1,011

Non Cash Working Capital
Accounts Receivable			3,182	584	1,285
Accounts Payable			(2,527)	(1,769)	(2,602)
Other Current Liabilities					(890)

Total Net Working Capital	4	(2,737)	656	(1,185)	(2,207)
Retained (earnings)/deficit	4	24,788	6,080	11,835	6,873

Magna Funding		39,903	21,063	12,275	6,565

Adjustments:
*	6	3,326	3,326
Reduction in Intangible Costs	7	(11,907)	(3,108)	(6,050)	(2,749)

Magna Electronics EV/HEV—Adjusted Cost		31,322	218	(6,050)	(2,749)

Magna Electronics EV/HEV—Adjusted Cost, Rounded		31,000

Notes

1.	This Schedule should be read in conjunction with the PricewaterhouseCoopers LLP report dated May 28, 2010.
2.	The internal unaudited balance sheets for the North America and Europe operations have been provided to us by Management.
3.	Translated into US$ at the March 31, 2010 Bank of Canada exchange rate: 1.3526.
4.	See Report for discussion of these balances.
5.	*
6.	*
7.	The following costs have been reduced, as described in the Report. We note that the total reduction in intangible costs have been allocated to the various business units on a pro-rata basis as calculated below:

		% of Total
North America: Direct Spend		14,595	68%
Europe: Direct Spend		6,873	32%

Total	A	21,468	100%
Capitalization multiple		0.60

Capitalized total	B	12,881

Reduction in intangible costs	C = B - A	(8,587)

*	A	3,320	100%
Capitalization multiple		—

Capitalized total	B	—

Reduction in intangible costs	D = B - A	(3,320)

	C + D	(11,907)

*  Confidential Treatment Requested

Magna International Inc.	Schedule 4
Valuation of Magna E-Car
Valuation Date: March 31, 2010
Market Approach
US $ (000’s)

	Reference		31-Mar-10
Magna E-Car Systems
Invested Capital	Schedule 2		76,300
Less: Retained (Earnings)/Deficit	Schedule 2		(44,300)
Less: Deferred Tax Asset	Note 2		(1,300)
Magna Electronics EV/HEV
Invested Capital	Schedule 3		39,903
*	Schedule 3/Note 3		(9,750)
Less: Retained (Earnings)/Deficit	Schedule 3		(24,788)

Shareholder’s Equity—NBV			36,065
Add: Interest-Bearing Debt			—

Total Tangible Assets			36,065

		Low	Midpoint	High
EV/Tangible Assets Multiple	Note 4	2.00	2.55	3.10

Estimate based on multiple of Tangible Assets		72,130	91,966	111,802

Estimate based on multiple of Tangible Assets, Rounded		72,000	92,000	112,000

Invested Capital:
Magna E-Car Systems	Schedule 2		76,300
Magna Electronics EV/HEV	Schedule 3		39,903
*	Note 5		61,624

			177,827

		Low	Midpoint	High
EV/Invested Capital Multiple	Note 4	0.17	0.39	0.60

Estimate based on multiple of Invested Capital		30,231	68,463	106,696

Estimate based on multiple of Invested Capital, Rounded		30,000	68,000	107,000

Notes

1.	This Schedule should be read in conjunction with the PricewaterhouseCoopers LLP report dated May 28, 2010.
2.	Given the selected comparable companies and their lack of profitability, the tax asset was eliminated.
3.	*
4.	Selected multiple based on review of comparable public companies as well as qualitative considerations. See Report for further factors considered in the determination of the selected multiple.
5.	*
6.	There may be slight differences due to rounding.

*  Confidential Treatment Requested

Magna International Inc.	Schedule 5
Valuation of Magna E-Car
Valuation Date: March 31, 2010
Workforce Valuation
US $ (000’s)

	Notes	North America	Europe	Total

Headcount (number of people)	2	115	45	160

Average base salary	3	162	108
Bonus / Benefits	4		32

Total Compensation		18,630	6,330	24,960

Number of months	5	1.0	1.0
Average inefficiency (%)	6	50%	50%

Cost of Inefficiency	7	776	264	1,040

Average Recruiting Costs	8	10	27

Total Recruiting		1,150	1,217	2,367

Total Training Costs	9	50	0	50

Total Costs		1,976	1,481	3,458

Total Workforce Replacement Costs, Rounded				3,000

Notes

1.	This Schedule should be read in conjunction with the PricewaterhouseCoopers LLP report dated May 28, 2010.
2.	Headcount information provided by Management. The North America headcount consist of 45 employees from Magna Steyr and 70 employees from Magna Electronics which Management has identified as being key to the EV/HEV business. In Europe, the number is 35 employees from Magna Steyr and 10 employees from Magna Electronics.
3.	Based on discussions with Management, we understand that in North America, average salary is $75 per hour for a 180-hour work month, and average salary in Europe is €70,000 to €90,000 per person.
4.	We understand from Management that salary rates provided for North America are fully burdened and already include benefits while benefits in Europe are approximately 30% of salary.
5.	Based on discussions with Management, engineers who are hired are already technically proficient and only need to learn the Magna product delivery process. Therefore, it is not expected that there would be significant ramp up time. Management estimate that a new employee would be up and running in 1 month.
6.	Based on our discussions with Management, we consider that it is reasonable to assume that newly hired engineers will be 50% efficient during the ramp up period.
7.	It is assumed that for 1 year, Magna E-Car will provide/share workforce with Magna. Therefore, the time to hire of 6 - 8 months would not be factored into the Workforce cost.
8.	Based on discussions with Management, recruiting costs in North America are approximately $10,000 per person, and 25% of average salary in Europe.
9.	Management informed us that training costs in North America is expected to be approximately $50,000 per year. Based on discussion, we understand that training costs in Europe are minimal.
10.	There may be slight differences due to rounding.

Magna International Inc.	Schedule 6
Estimate of Fair Market Value of Magna E-Car
Valuation Date: March 31, 2010
Electric Vehicle and Sustainable Transportation Manufacturers
Somewhat Comparable Public Companies - Trading Multiples

Company	Latest Quarter	Share Price (15) 31-Mar-10	Reported Currency	Market Capitalization (Mill)	TTM (3) EPS (4)	TTM Revenue (Mill)	TTM EBITDA (Mill)	TTM EBIT (Mill)	TTM Net Income (5) (Mill)	Enterprise Value (7)/
										TTM Revenue	TTM EBITDA	TTM EBIT	Tangible Assets(15)(16)	Book(15)	Invested Capital(15)
Azure Dynamics Corp.	12/09 Q4	0.25	CAD	148.2	-0.07	9.4	-25.8	-28.3	-27.8	12.4	neg.	neg.	3.1	2.6	0.6
Enova Systems Inc.	12/09 Q4	1.57	USD	49.3	-0.34	5.6	-6.2	-6.8	-7.0	6.9	neg.	neg.	2.0	2.3	0.3

Overall Mean:										9.7			2.5	2.4	0.4
Median:										9.7			2.5	2.4	0.4
High:										12.4			3.1	2.6	0.6
Low:										6.9			2.0	2.3	0.3

Company	Latest Quarter	Share Price (15) 31-Mar-10	Reported Currency	Market Capitalization (Mill)	TTM (3) EPS (4)	TTM Revenue (Mill)	TTM EBITDA (Mill)	TTM EBIT (Mill)	TTM Net Income (5) (Mill)	Enterprise Value (7)/
										TTM Revenue	TTM EBITDA	TTM EBIT	Tangible Assets(15)(16)	Book(15)	Invested Capital(15)
A123 Systems Inc.	12/09 Q4	13.74	USD	1,426.3	-2.55	91.0	-72.2	-85.4	-86.6	10.9	neg.	neg.	1.7	1.9	1.3
Aerovironment Inc.	01/10 Q3	26.11	USD	565.3	0.50	226.2	23.6	15.4	11.0	2.0	18.9	28.9	2.0	2.1	3.9
Exide Technologies	12/10 Q3	5.76	USD	435.4	-1.54	2,625.4	169.2	79.6	-116.6	0.4	5.9	12.6	0.9	3.0	0.6
Hy-Drive Technologies Ltd.	09/09 Q3	0.40	CAD	24.5	-0.05	0.0	-2.4	-2.8	-3.1	nmf.	neg.	neg.	4.3	2.0	0.3
Pininfarina SpA	12/09 Q4	2.69	EUR	81.1	-1.00	186.2	2.9	-35.9	-30.7	1.2	nmf.	neg.	0.6	4.5	1.8
Remy International Inc.	09/09 Q3	13.50	USD	141.6	0.04	892.7	98.4	65.6	12.0	0.6	5.1	7.7	1.7	2.4	0.8
Tanfield Group PLC	06/09 Q2	0.32	GBP	23.7	-14.53	82.9	-19.3	-22.6	-31.0	0.2	neg.	neg.	0.2	0.2	0.1
Westport Innovations Inc.	12/10 Q3	16.49	USD	631.2	-1.21	121.3	-20.6	-22.7	-38.2	4.5	neg.	neg.	3.9	5.6	1.3
Zenn Motor Co., Inc.	12/10 Q1	2.07	CAD	77.0	-0.29	1.5	-8.7	-8.8	-10.1	nmf.	neg.	neg.	4.0	3.5	1.2

Overall Mean:										4.3	10.0	16.4	2.2	2.7	1.1
Median:										2.0	5.9	12.6	2.0	2.4	0.8
Harmonic Mean										1.0	7.2	12.3	1.3	1.4	0.4
High:										12.4	18.9	28.9	4.3	5.6	3.9
Low:										0.2	5.1	7.7	0.2	0.2	0.1

Notes:

1.	This Schedule should be read in conjunction with the PricewaterhouseCoopers LLP report dated May 28, 2010.
2.	See company descriptions on Schedule 7.
3.	TTM is trailing twelve months.
4.	EPS is basic EPS before extraordinary items/from continuing operations.
5.	Net Income is after net non-operating gains/losses, and after extraordinary items.
6.	All figures are in the respective currencies indicated.
7.	Enterprise Value = Market Capitalization + Short-term debt + Long-term debt + Preferred Equity - Cash - Marketable Securities.
8.	Return on Equity is defined as trailing 12 month EPS/ book value per share.
9.	The share prices are on or before March 31, 2010.
10.	Where companies have multiple common share classes, all classes were considered in the above calculations.
11.	“nmf.” indicates that the multiple is greater than 50x and is deemed not meaningful.
12.	“n/a” indicates information was not available from the sources used.
13.	Mean is the arithmetic average, calculated as the sum of a list of values, divided by the total number of values in the list.

If the number of values in the list is equal to or less than 4, the median is used.

14.	Median is the middle value of a list. If the list has an odd number of values, the median is the middle value in the list after sorting the list into increasing order. If the list has an even number of values, the median is equal to the sum of the two middle (after sorting) values divided by two.
15.	We note that where March 31, 2010 financial statements were available as at the date of the Report, they were used in arriving at these multiples.
16.	Current liabilities (excluding short term portions of debt) have been deducted from tangible assets to compare with Magna E-Car.

Magna International Inc.	Schedule 7
Estimate of Fair Market Value of Magna E-Car	Page 1 of 3
Valuation Date: March 31, 2010
Electric Vehicle and Sustainable Transportation Manufacturers
Somewhat Public Comparable Companies - Descriptions

Company	Industry Classification SIC	Description

A123 Systems Inc.	3691 - Storage Batteries	A123 Systems, Inc. designs, develops, manufactures and sells rechargeable lithium-ion batteries and battery systems, and provides research and development services to government agencies and commercial customers. In the transportation industry market, the Company works with global automotive manufacturers and tier 1 suppliers to develop batteries and battery systems for hybrid electric vehicles (HEVs), plug-in hybrid electric vehicles (PHEVs) and electric vehicles, (EVs). The Company’s cylindrical batteries are available for use in automotive and heavy duty vehicles. Its product offerings include batteries in a number of sizes and forms, as well as packaged modules and fully-tested battery systems. The platform for battery and battery system development is the Company’s Nanophosphate material. The Company’s energy solutions group offers a range of packaged systems, as well as sub-module building blocks for battery system development.

Aerovironment Inc.	3721 - Aircraft	AeroVironment, Inc. designs, develops, produces and supports a portfolio of unmanned aircraft systems (UAS), that it supplies primarily to organizations within the United States Department of Defense (DoD), charging systems for electric industrial vehicle batteries and electric vehicle test systems devices that it supplies to commercial and government customers. The Company derives the majority of its revenue from these business areas. The Company’s core technological capabilities include lightweight aerostructures, electric propulsion systems, electric energy generation and storage systems, energy packaging, miniaturization, controls integration and systems engineering optimization. The Company is organized into two segments: UAS and Efficient Energy Systems.

Azure Dynamics Corp.	3714 - Motor Vehicle Parts and Accessories	Azure Dynamics Corporation (ADC) is engaged in the supply of hybrid electric vehicle (HEV) and electric vehicle (EV) control and powertrain systems. The Company has expertise in the areas of vehicle controls software, power electronics, electric machine design, vehicle systems engineering and vehicle integration. The Company has developed electric and hybrid electric technology principally for the light to heavy duty commercial vehicle category (the Technology). Azure has identified three primary target markets, which includes general delivery, shuttle-bus and electric solutions.

Enova Systems Inc.	3679 - Electronic Components, Not Elsewhere Classified	Enova Systems, Inc. (Enova) is engaged in the development and production of commercial digital power management systems for transportation vehicles and stationary power generation systems. The Company develops, designs and produces drive systems and related components for electric, hybrid-electric, fuel cell and microturbine-powered vehicles. It also develops, designs and produces power management and power conversion components for stationary distributed power generation systems. In addition, it performs research and development to augment and support others’ and its own related product development efforts

Magna International Inc.	Schedule 7
Estimate of Fair Market Value of Magna E-Car	Page 2 of 3
Valuation Date: March 31, 2010
Electric Vehicle and Sustainable Transportation Manufacturers
Somewhat Public Comparable Companies - Descriptions

Company	Industry Classification SIC	Description

Exide Technologies	3692 - Primary Batteries, Dry and Wet	Exide Technologies (Exide) is a provider of stored electrical energy solutions. The Company is also a manufacturer and suppliers of lead acid batteries for transportation and industrial applications. Exide has four business segments: Transportation America, Transportation Europe and ROW, Industrial Energy Americas, and Industrial Energy Europe and ROW. Exide’s transportation batteries include ignition and lighting batteries for cars, trucks, off-road vehicles, agricultural and construction vehicles, motorcycles, recreational vehicles, marine and other applications. The Industrial Energy segments supply both motive power and network power applications. The battery technologies for the motive power markets include flooded flat plate products and tubular plate products. In November 2009, the Company announced that it has introduced ReStore Energy Systems, a new division focused on the development and pursuit of new markets for renewable energy storage and lithium ion energy systems.

Hy-Drive Technologies Ltd.	3511 - Steam, Gas, and Hydraulic Turbines, and Turbine Generator Set Units	Hy-Drive Technologies Ltd. (Hy Drive) is engaged in the business of development and sale of hydrogen generating systems (HGS). The Company’s initial development efforts have largely been dedicated to applications for diesel engines and commercial transportation fleets. Hy Drive’s technology consists of an on-board system that generates hydrogen and oxygen from distilled water. These gases are delivered to the air intake of an internal combustion engine, resulting in reduction of the emissions, as well as enhanced engine performance and fuel consumption efficiency.

Pininfarina SpA	3711 - Motor Vehicles and Passenger Car Bodies	Pininfarina SpA is an Italy-based company, operating in the automotive industry. The Company offers design, engineering and manufacturing of vehicles. It cooperates with such brands as: Alfa Romeo, Chevrolet, Fiat, Ferrari, Jaguar, Honda, Peugeot and Volvo, among others. Pininfarina SpA operates as afull-cycle turnkey partner, or a provider of specific services. The Company provides its services through its direct subsidiaries: Pininfarina Deutschland GmbH, a designing company; Pininfarina Sverige AB, manufacturing retractable hard tops for the Volvo convertibles; Matra Automobile Engineering SAS, offering engineering services, Pininfarina Maroc SAS and Pininfarina Extra Srl, designing interiors, furniture, sport equipment and involved in designing of planes and boats, among others.

Remy International Inc.	3714 - Motor Vehicle Parts and Accessories	Remy International, Inc. is a vehicular parts designer, manufacturer, remanufacturer, marketer, and distributor of aftermarket and original equipment electrical components for automobiles, light trucks, heavy-duty trucks, and other vehicles. It also provides core exchange services for aftermarket products. It sells its products under the Delco Remy, Remy and World Wide Automotive brand names, and its customers’ private label brand names. Its products include light duty and heavy-duty starters, and alternators for both the original equipment and the remanufactured markets, and hybrid transmission components. These products are sold or distributed to original equipment manufacturers for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors. In February 2010, the Company announced the launch of a new business unit to provide high-output electric drive motors for the electric and hybrid-electric vehicles and equipment markets.

Magna International Inc.	Schedule 7
Estimate of Fair Market Value of Magna E-Car	Page 3 of 3
Valuation Date: March 31, 2010
Electric Vehicle and Sustainable Transportation Manufacturers
Somewhat Public Comparable Companies - Descriptions

Company	Industry Classification SIC	Description

Tanfield Group PLC	3559 - Special Industry Machinery, Not Elsewhere Classified	Tanfield Group Plc is a holding company. The Company’s subsidiaries are engaged in the powered access, zero emission vehicle industries and engineering. It has three divisions: Powered Access Platforms, Zero Emission Vehicles and other operations. Powered Access Platforms is engaged in the design and manufacture of powered access equipment. Zero Emission Vehicles is engaged in the design, manufacture, service and maintenance of electric vehicles. Other is engaged in the design and manufacture of engineering parts. The Company is an aerial lift manufacturer. It offers products under two brand names, UpRight and Snorkel, which manufactures a common portfolio of electric and diesel-powered aerial lifts, offering working heights from 4 meters to 40 meters (12 feet to 120 feet). It manufactures zero emission vans and trucks. Sold under the Smith Electric Vehicles brand, the division produces a range of commercial electric vehicles, with gross vehicle weights of 2,300 - 13,000 kilograms.

Westport Innovations Inc.	3714 - Motor Vehicle Parts and Accessories	Westport Innovations Inc. is involved in the research and development of environmental technologies, including high- pressure direct injection combustion technology that allows diesel engines to operate on cleaner burning gaseous fuels, such as natural gas without sacrificing performance or fuel economy. It also has a joint venture interest in Cummins Westport Inc. (CWI), which is a joint venture with Cummins Inc. (Cummins). CWI develops, supports and markets a product line of low- emission, high performance engines and ancillary products using intellectual property developed by the Company and Cummins. It has four business units: CWI, which is focused on natural gas engine applications for urban fleets ranging from 5.9 liters to 8.9 liters; Westport Heavy Duty, focused on liquid natural gas systems for heavy-duty trucks; Juniper Engines Inc., which is focused on two liters and 2.4 liters industrial engines, and Weichai Westport Inc., focused on developing heavy- duty engines in China.

Zenn Motor Co., Inc.	3711 - Motor Vehicles and Passenger Car Bodies	ZENN Motor Company Inc. (ZMC) is engaged in development of electric drive train systems, the integration of the systems with host vehicles and the distribution of the resultant electric vehicles. The Company’s initial commercial offering was a fully-electric low-speed vehicle (LSV) called the ZENN (ZENN) assembled using the Microcar MC-2 host vehicle as the platform with a drive train system consisted primarily of electrical components using lead acid batteries. The Company, through its wholly owned subsidiary ZENN Motor Company Limited, holds certain marketing rights upon payment of predetermined amounts, to a power storage technology, which is under development. Its commercial products are ZENN LSV and related accessories. Its subsidiaries include ZENN Motor Company Limited, ZENN Capital Inc., ZENN Véhicules Electriques Inc., ZENNergy Inc., 2186025 Ontario Inc. and ZMC America, Inc.

Note:

1.	This Schedule should be read in conjunction with the PricewaterhouseCoopers LLP report dated May 28, 2010.

Source: OneSource Information Services

Date: April 26, 2010